Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CONSTANT CONTACT, INC.,

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

and

PAINTBRUSH ACQUISITION CORPORATION

OCTOBER 30, 2015

i

ii

Exhibit A – Form of Voting Agreement

Exhibit B – Form of Certificate of Incorporation of the Surviving Corporation

Exhibit C – Form of Indemnification Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated October 30, 2015, is entered into by and among Constant Contact, Inc., a Delaware corporation (the “Company”), Endurance International Group Holdings, Inc., a Delaware corporation (“Parent”), and Paintbrush Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company Board has unanimously (i) determined and resolved that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement and the Merger, on the terms and subject to the conditions set forth in this Agreement, and (iii) determined and resolved to recommend that the stockholders of the Company adopt this Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each issued and outstanding share (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares and Shares owned by Parent, Merger Sub, the Company or any of their respective wholly owned Subsidiaries, will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Merger Consideration (as defined below), on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into a voting agreement, dated as of the date hereof, in the form attached as Exhibit A hereto (the “Voting Agreement”);

WHEREAS, the Board of Directors of each of Parent and Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth herein; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“2010 Health Care Law” means the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive of, or more favorable to, in any material respect, the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives, including with respect to standstill provisions.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Parent) related to an Acquisition Transaction.

“Acquisition Transaction” means any transaction (including any single- or multi-step transaction) or series of transactions with a Person or “group” (as defined in Exchange Act) relating to the acquisition of (i) at least twenty percent (20%) of the combined assets of the Company and the Company Subsidiaries, taken as a whole, or (ii) equity interests representing at least twenty percent (20%) of the voting power of the Company, in each such case pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or otherwise.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided, that “Affiliate” shall not include investment funds managed by Warburg Pincus LLC or investment funds managed by Affiliates of Goldman, Sachs & Co., or any portfolio companies of such investment funds or any Affiliates of such portfolio companies (other than Parent, Merger Sub and their respective Subsidiaries and, after the Closing, the Company and the Company Subsidiaries). As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Alternative Acquisition Agreement” means any merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any Third Party that constitutes or relates to an Acquisition Proposal or Acquisition Transaction.

“Anticorruption Laws” means the US Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and any other anticorruption or anti-bribery Applicable Law applicable to the Company or any of the Company Subsidiaries.

“Applicable Law” means, with respect to any Person, any supranational, national, federal, state, provincial, local or other law, constitution, treaty, convention, statute, ordinance, code, rule, regulation or common law or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority, in each such case that is binding on or applicable to such Person, or its Subsidiaries or its or their respective properties, assets or businesses.

“Applicable SEC Document” means the Company SEC Documents filed with or furnished to the SEC on or after January 1, 2015 and prior to the date of this Agreement (but excluding any disclosures set forth in any risk factors section, any disclosures in any section relating to “forward-looking statements” and any other disclosures to the extent they are predictions or forward-looking in nature).

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2014.

“Audited Balance Sheet Date” means the date of the Audited Balance Sheet.

“Audited Financial Statements” means the audited consolidated financial statements, consisting of the consolidated balance sheets and related consolidated statements of operations, comprehensive income, cash flows and stockholders’ equity, of the Company as of and for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 (including, in each case, any related notes thereto and the related reports of independent public accountants).

“BIS” has the meaning set forth in the definition of “Sanctioned Person.”

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the date on which the Closing occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Group” means the Company and each of the Company Subsidiaries and each of the Company’s and each of the Company Subsidiaries’ respective former or current directors, officers and employees.

“Company’s Knowledge” means, as to a particular matter, the actual knowledge of any one or more of the individuals listed on Schedule 1.01(a), after reasonable inquiry of individuals with subject matter expertise with respect to such matter.

“Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in combination with any other Effect, (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company, taken as a whole together with the Company Subsidiaries or (ii) would prevent, or delay beyond the End Date, the consummation of the Merger by the Company; provided, however, that, in the case of clause (i) above, no Effect shall constitute a Company Material Adverse Effect to the extent that such Effect arises out of or results from: (A) changes in the general economic, business, social or political conditions in the United States or any nation or jurisdiction in which the Company or the Company Subsidiaries do business; (B) general changes in the securities, credit or other financial markets in the United States or elsewhere in the world; (C) changes in conditions generally affecting the industry or industries in which the Company and the Company Subsidiaries operate; (D) changes or developments in GAAP, applicable stock exchange listing requirements, or Applicable Law or in the enforcement or interpretation thereof; (E) any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism; (F) any hurricane, flood, tornado, earthquake or other natural disaster, or national or international emergency; (G) actions or omissions required of the Company or a Company Subsidiary by this Agreement (other than such actions or omissions required to comply with Section 6.01 hereof); (H) any failure by the Company or any of the Company Subsidiaries to meet any internal or external projections, budgets, forecasts, estimates or analysts’ expectations in respect of revenue, profitability, cash flow or position, earnings or other financial or operating metric for any period (but excluding, in each case, the underlying causes of such failure except to the extent such underlying causes (i) would otherwise be excepted from this definition or (ii) relate solely to the short-term performance of the Company or the Company Subsidiaries); (I) the announcement of this Agreement or the Merger, including the announcement of the identity of Parent, or any communication by Parent or any of its Affiliates regarding plans, proposals, expectations or projections with respect to the Company and the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, partners, or employees, including the failure to obtain new customers or retain existing customers, disruptions in partnership or similar relationships, or loss of employees, in each case, to the extent resulting from such announcement or communications; (J) changes in the trading price or trading volume of Shares (but excluding, in each case, the underlying causes of such changes unless such underlying causes would otherwise be excepted from this definition); or (K) the failure (in and of itself) to obtain the consent or waiver of an unaffiliated counterparty under any Contract (including any consent or waiver which, if not obtained, could result in the termination of any such Contract) (but excluding, in the case of each of clauses (A) through (K), for the purposes of the representations and warranties set forth in Section 4.04); provided, further, that any Effect arising out of or resulting from any change or event referred to in clause (A), (B), (C), (D), (E) or (F) above may constitute, and shall be taken into account in determining the occurrence of, a Company Material Adverse Effect to the extent such change or event has a materially disproportionate adverse impact on the Company, taken as a whole together with the Company Subsidiaries, as compared to any other companies that operate in the industries in which the Company and the Company Subsidiaries operate.

“Company Owned IP” means all Intellectual Property owned by the Company or any of the Company Subsidiaries.

“Company Product or Service” means any product or service provided, licensed or sold by the Company and/or any of the Company Subsidiaries during the past three (3) years.

“Company Related Party” shall mean the Company, the Company Subsidiaries and each of their respective Affiliates and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents, Representatives, successors or assignees.

“Company RSU” means a restricted stock unit award for shares of Company Common Stock granted under any Company Stock Plan.

“Company Software” means any Software the rights to which are included in Company Owned IP.

“Company Source Code” means any Software source code, or any portion, aspect or segment of any Software source code, included in any Company Software.

“Company Stock Option” means an option to acquire shares of Company Common Stock granted under a Company Stock Plan.

“Company Subsidiary” means each Subsidiary of the Company.

“Competing Acquisition Arrangement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (whether binding or non-binding and other than an Acceptable Confidentiality Agreement) with any Third Party constituting or relating to any Acquisition Proposal or Acquisition Transaction, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede or interfere with this Agreement, the Merger or any of the other transactions contemplated hereby.

“Compliant” means, with respect to the Required Information, that such Required Information does not, when taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 4, 2015, between Parent and the Company.

“Contract” means any written or oral contract, agreement, or other instrument, obligation, or arrangement that is, or purports to be, legally binding on the parties thereto, including any note, bond, indenture, mortgage, guarantee, undertaking, commitment, promise, option, lease, sublease, license, sublicense, joint venture agreement, warranty or sales or purchase order.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Data Room” means the electronic data site established for Project Paintbrush on Merrill Datasite on behalf of the Company and to which Parent and its Representatives have been given access in connection with the transactions contemplated by this Agreement.

“DOJ” means the U.S. Department of Justice.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Environmental Law” means any Applicable Law relating to (i) pollution, (ii) the protection of the environment or natural resources, or (iii) Releases of or exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No-Shop Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No-Shop Start Date, a bona fide, written Acquisition Proposal that the Company Board determines, in good faith and after consultation with its outside legal counsel and financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding anything to the contrary contained herein, if any such Person or group ceases to be actively pursuing efforts to acquire the Company at any time after the No-Shop Start Date, such Person or group shall cease to be an “Excluded Party” at such time after the No-Shop Start Date.

“Executive” means each executive officer of the Company within the meaning of Rule 16a-1(f) of the Exchange Act, in each such case, as designated most recently as such by the Company Board.

“Financial Statements” means the Audited Financial Statements and the Unaudited Financial Statements.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles in the United States.

“Government Official” means any (i) employee or official of a (A) Governmental Authority, (B) instrumentality of a Governmental Authority, including any state-owned or controlled enterprise, or government agency, or (C) public international organization, (e.g., The World Bank), (ii) political party or party official, or (iii) any Person working in an official capacity on behalf of any of the foregoing.

“Governmental Authority” means any supranational, national, federal, state, provincial, local or other government, department, authority, court, tribunal, commission, regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including all substances, materials, wastes or agents which are identified, regulated, the subject of Liability or requirements for investigation or remediation under, or otherwise subject to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder.

“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, breakage fees and other Liabilities with respect to (i) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (ii) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (iv) the deferred purchase price of goods or services (other than trade payables or accruals in the ordinary course of business consistent with past practices), (v) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements, (vi) obligations of such Person as an account party under letters of credit, letters of guaranty and performance bonds, to the extent drawn upon, (vii) all indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the indebtedness secured thereby have been assumed by such Person and (viii) direct or indirect guarantees or other forms of credit support of any obligations described in clauses (i) through (vii) above of any Person.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including rights in and to:

(i) patents and patent applications and any and all divisions, extensions, continuations, continuations-in-part, reexaminations, continuing patent applications, reissues, counterparts claiming priority therefrom, foreign equivalents and utility models (collectively, “Patents”), and inventions, inventions disclosures, discoveries and improvements, whether or not patentable;

(ii) designs;

(iii) business and trade names, logos, slogans, certification marks, trademarks, service marks, trade dress and any indicators of origin (collectively, “Marks”) and Internet domain names;

(iv) copyrights and copyrightable works, including moral rights (collectively, “Copyrights”), as well as all rights in compilations, databases (including computerized databases) or other collections of information, data, works or other materials, manuals and other documentation;

(v) computer programs and systems, whether embodied in software, firmware or otherwise, including data and other files, application programming interfaces, architecture, records, schematics, computerized databases, software implementations of algorithms, software tool sets, compilers, and software models and methodologies (regardless of the stage of development or completion), and all related specifications and documentation, including system documentation, user manuals, and training materials, all descriptions, flowcharts and other work product used to design, plan, organize, and develop any of the foregoing, and including any and all forms in which any of the foregoing is embodied (whether in source code, object code, executable code or human readable form) (collectively, “Software”);

(vi) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding state or foreign statutory law and common law), know-how, and confidential, proprietary or non-public information including marketing and technical information, product specifications, compositions, processes, methods and techniques (collectively, “Trade Secrets”); and

(vii) rights of publicity and other rights to use the names, likeness, signature, image, voice and biographical and personal information of individuals;

as well as, in each case above, any registrations of, applications for registration and renewals and extensions thereof with or by any Governmental Authority in any jurisdiction.

“In-the-Money Company Stock Option” means a Company Stock Option whose exercise price per share of Company Common Stock subject to such Company Stock Option is less than the Merger Consideration as of the Effective Time.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each employee of the Company or any Company Subsidiary listed on Schedule 1.01(b).

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Proceeding or Order.

“Lien” means, with respect to any property or asset, any charge, claim, adverse interest, community property interest, pledge, hypothecation, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, lease, sublease license or sublicense (other than the grant of non-exclusive licenses or sublicenses of Intellectual Property to the Company’s or any Company Subsidiary’s customers in the ordinary course of business), right of way, right of first refusal or offer, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any interest or restriction similar in substance to any of the foregoing.

“Made Available” means that such information, document or material was (i) publicly filed on the SEC EDGAR database as part of a filing (or expressly incorporated by reference into a filing) made on or after January 1, 2014 or (ii) made available for review by Parent or Parent’s Representatives in the Data Room, in each case, prior to 5:30 p.m. New York City time on October 30, 2015.

“Marketing Period” means the first period of eighteen (18) consecutive Business Days commencing on the first Business Day upon delivery to Parent of the Required Information in Compliant form:

(i) throughout and at the end of which Parent shall have the Required Information and such Required Information shall be Compliant; and

(ii) throughout and at the end of which the conditions set forth in Section 7.01 and Section 7.02 (other than (x) the condition set forth in Section 7.01(a), which shall be satisfied no later than four (4) Business Days prior to the end of the Marketing Period and (y) such other conditions that by their nature are to be satisfied at the Closing, but only if such conditions are capable of being satisfied if the Closing were to occur during such time) shall be satisfied and nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18) consecutive Business Day period.

If the Company in good faith reasonably believes that it has delivered the Required Information in Compliant form, it may deliver to Parent written notice to that effect, stating when it believes it completed the applicable delivery, in which case the Required Information shall be deemed to have been delivered, subject to the last paragraph of this definition, on the date of the delivery of the applicable notice to Parent (and the Marketing Period shall be deemed to have commenced on such date), in each case, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information in Compliant form and within five (5) Business Days after receipt of such notice, Parent specifies in writing to the Company what Required Information was not delivered or was not in Compliant form.

Notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such eighteen (18) consecutive Business Day period:

(A) the Company or any of the Company Subsidiaries has publicly announced (i) its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or (ii) any such restatement is under consideration or may be a possibility, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated such that any such restatement is no longer intended or required; or

(B) the Company’s independent accountants have withdrawn any audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the Company’s independent accountants; or

(C) the Company or any of the Company Subsidiaries shall have failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act, in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed.

Notwithstanding the foregoing, (w) November 27, 2015 shall be disregarded and not count as a Business Day for purposes of calculating such eighteen (18) consecutive Business Day period, (x) if the Marketing Period has not been completed on or prior to December 18, 2015, the Marketing Period shall commence no earlier than January 4, 2016, (y) the Marketing Period shall commence no earlier than the mailing of the Proxy Statement to the stockholders of the Company and (z) the Marketing Period shall end on such earlier date as the Debt Financing has been received.

“Marks” has the meaning set forth in the definition of “Intellectual Property.”

“Nasdaq” means the NASDAQ Global Select Market.

“OFAC” has the meaning set forth in the definition of “Sanctioned Person.”

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms as such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Authority or arbitrator, in each such case that is binding upon or applicable to such Person or its Subsidiaries or its or their respective properties, assets or businesses.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, partnership agreement, certificate of limited partnership, trust agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Out-of-the-Money Company Stock Option” means a Company Stock Option whose exercise price per share of Company Common Stock subject to such Company Stock Option equals or exceeds the Merger Consideration as of the Effective Time.

“Parent Related Parties” means (i) the former, current and future direct or indirect holders of any equity interest, controlling persons, financing sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates (other than Merger Sub), members, managers, partners, Representatives, successors or assignees of Parent, and (ii) any former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, financing sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates (other than Merger Sub), members, managers, general or limited partners, stockholders, Representatives, successors or assignees of any of the Persons described in clause (i).

“Parent Stock” means the common stock, par value $0.0001 per share, of Parent.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Permits” means all permits, licenses, consents, franchises, approvals, privileges, immunities, authorizations, exemptions, registrations, certificates, variances and similar rights obtained from a Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes that (A) are not yet due and payable or (B) are being contested in good faith by appropriate Proceedings, in each case only if adequate reserves with respect thereto have specifically been established in the Audited Balance Sheet to the extent required in accordance with GAAP, (ii) Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar common law or statutory Liens arising or incurred in the ordinary course of business consistent with past practice (A) that relate to obligations that are not delinquent or that the Company or any of the Company Subsidiaries is contesting in good faith by appropriate Proceedings and for which, in the latter scenario, adequate reserves have specifically been established in the Audited Balance Sheet to the extent required in accordance with GAAP and (B) that are not, individually or in the aggregate, material to the business of the Company and the Company Subsidiaries, taken as a whole and that do not materially adversely affect either continuation of the current use, occupancy or activity conducted by the Company or any of the Company Subsidiaries at the affected property or the market value of such property, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with Third Parties entered into in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the business of the Company and the Company Subsidiaries, taken as a whole, (iv) the effect of zoning, entitlement, building and land use ordinances, codes and regulations imposed by any Governmental Authority that are not materially violated by any current use, occupancy or activity conducted by the Company or any of the Company Subsidiaries or any condition of the property regulated thereby, and (v) such other customary covenants, defects of title, easements, rights of way, restrictions and similar Liens which arise in the ordinary course of business consistent with past practices that are not material in amount or that, in the aggregate, do not materially impair the value or the continued use and operation of the assets to which they relate and will not impair the ability to obtain the Debt Financing; provided, however, that the “Permitted Liens” included in clauses (iv) and (v) shall in no instance include any Liens that secure an obligation for borrowed money.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Authority (or any department, agency, or political subdivision thereof).

“Personally Identifiable Information” means information that alone or in combination with other information can be used to identify an individual natural Person, or that is about an identifiable natural Person, including name, maiden name, mother’s maiden name, alias, physical address, telephone number, email address, Internet protocol address, financial account number or credit card number, government issued identifier (including Social Security number, Social Insurance Number, passport number, taxpayer identification number and driver’s license number), other unique identifier (including a device identification number), medical, health or insurance information, information about an individual’s preferences or activities, gender, place of birth, date of birth, weight, educational or employment information, personal characteristics (including photographic image, fingerprints, handwriting, retina scan, voice signature, or facial geometry), geolocation data, racial or ethnic origin, political opinions, religious beliefs or others beliefs of a similar nature, trade union membership, sexual life and marital status.

“Privacy Laws” means all laws within the United States, Canada, or the United Kingdom applicable to the Company or any Company Subsidiary which govern direct marketing, advertising or unsolicited communications or the receipt, collection, compilation, use, storage, recording, processing, sharing, safeguarding, deletion, disposal or security of Personally Identifiable Information and all such laws or regulations governing breach notification, penalties and compliance with Orders, including Section 5 of the Federal Trade Commission Act, state unfair and deceptive trade practice laws, state privacy laws, the Children’s Online Privacy Protection Act, the California Online Privacy Protection Act, the Fair Credit Reporting Act, the CAN-SPAM Act and Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, and the Federal Trade Commission’s Telemarketing Sales Rule, the Personal Information Protection and Electronic Documents Act (Canada) and substantially similar Canadian provincial legislation, and, in the case of the United Kingdom, the Data Protection Act 1998.

“Proceeding” means any suit (whether civil, criminal, administrative, judicial or investigative), claim, action, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, criminal prosecution, or, (in the case of the Company) to the Company’s Knowledge, any examination or formal or informal investigation or SEC “Wells” process, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any mediator, arbitrator or arbitration panel.

“Proxy Statement” means, collectively, the letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to stockholders of the Company in connection with the Merger and any annexes, schedules or exhibits required to be filed, or actually filed, with the SEC in connection therewith (including, in each case, any amendments or supplements thereto).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other representatives and advisors of such Person.

“Sanctioned Country” means any country or territory subject to economic sanctions or trade restrictions of the United States, Canada, the United Kingdom, the European Union, or the United Nations that broadly prohibit or restrict dealings with such country (currently the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited by any economic sanctions imposed by the United States, Canada, the United Kingdom, the European Union, or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) the United States government, including the United States Department of Treasury, Office of Foreign Assets Control (“OFAC”), the United States Department of Commerce, Bureau of Industry and Security (“BIS”), and the United States Department of State; (B) the federal government of Canada, including by Foreign Affairs, Trade and Development Canada; (C) the government of the United Kingdom, including HM Treasury; (D) the European Union; or (E) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by or acting on behalf of a Person described in clauses (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning embargoes, economic sanctions or export restrictions, including those administered by OFAC, BIS, and the Department of State in the United States and similar laws of other relevant jurisdictions.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Shrink Wrap License” means any third-party Software license Contract for non-customized, “off-the-shelf” Software licensed in object code form that is generally commercially available to the public with annual royalties or other fees (and with respect to per-use licenses, contractually-committed royalties or other fees) payable to the licensor not exceeding $500,000.

“Small Holder” means each individual who holds, in the aggregate, one thousand (1,000) or less outstanding Company Stock Options (regardless of whether vested or unvested) and/or Company RSUs.

“Software” has the meaning set forth in the definition of “Intellectual Property.”

“Stockholder Litigation” means any claim or Proceeding (including any class action or derivative litigation) relating directly or indirectly to the Agreement, the Merger or the other transactions contemplated hereby, including with respect to disclosures in the Proxy Statement.

“Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or (ii) if no such governing body exists, a majority of the outstanding voting securities of such Person.

“Superior Proposal” means a bona fide, written Acquisition Proposal (provided, that for purposes of this definition, the references to “twenty percent (20%)” in the definition of Acquisition Transaction shall be deemed to be a reference to “sixty-seven percent (67%)”) made by a Third Party that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, and considering all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the identity of the Third Party making such proposal and the conditions for completion of such proposal), (i) is on terms that are more favorable from a financial point of view to the holders of Company Common Stock than the Merger (after giving effect to all Proposed Changed Terms), (ii) is reasonably expected to be consummated and (iii) the financing of which is reasonably likely to be obtained.

“Tax” means any tax or other like governmental assessment or charge of any kind whatsoever including income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes or charges (including taxes, charges, or other assessments which are imposed upon or incurred under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law) or otherwise as a result of membership in an affiliated, consolidated, combined or unitary group for tax purposes, and including any Liability for taxes, charges or other assessments as a transferee or successor, by contract or otherwise), together with any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not.

“Taxing Authority” means any Governmental Authority exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

“Tax Return” means any report, return, document, declaration, form, information return, statement or other information required to be filed with or supplied to a Taxing Authority (including any amendments thereto and including any schedule or statement thereto) and any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent, the Company or any of their respective Affiliates or Representatives.

“Trade Secret” has the meaning set forth in the definition of “Intellectual Property.”

“Treasury Regulations” means the temporary and final regulations promulgated under the Code by the United States Department of Treasury.

“Unaudited Balance Sheet” means the unaudited condensed consolidated balance sheet of the Company as of September 30, 2015.

“Unaudited Financial Statements” means the unaudited condensed consolidated financial statements of the Company consisting of the Unaudited Balance Sheet and all of the related condensed consolidated statements of operations, comprehensive income, cash flows and stockholders’ equity of the Company for the three, six and nine months ended March 31, 2015, June 30, 2015 and September 30, 2015 (including, in each case, comparative figures to the corresponding period during the previous fiscal year and any related notes thereto).

“willful breach” means (a) with respect to any failure of a representation or warranty to be true or correct, that the party making such representation or warranty had knowledge of as of the date of this Agreement that such representation or warranty was untrue or incorrect as of such date, and (b) with respect to any material breach of a covenant or other agreement, a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a breach of the relevant covenant or agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

1940 Act	Section 6.18
Affiliate Program Member	Section 4.28(b)
Agreement	Preamble
Alternative Debt Financing	6.10(c)
Anti-Spam Policy	Section 4.28(c)
Assumed Option	2.10(a)(iii)
Board Recommendation	4.03(b)
CAGR RSU	2.10(b)(ii)
Cashed Out Option	2.10(a)(ii)
Cashed Out Company RSUs	2.10(b)(iii)
CCSC	Section 6.18
CEMs	Section 4.28(c)
Certificates	2.08(a)
Certificate of Merger	2.03

Term	Section

Change in Recommendation	6.02(d)
Clearance Date	6.17(b)
Closing	2.02
Commitment Letter	5.09(a)
Company	Preamble
Company 401(k) Plan	6.16(e)
Company Common Stock	Recitals
Company Disclosure Schedules	Article 4
Company Employee Plan	4.17(a)
Company Employees	4.17(a)
Company ESPP	2.10(d)
Company IP Licenses	4.15(a)(xiii)
Company Material Permits	4.13(b)
Company Meeting	6.17(c)
Company IT Systems	4.22(j)
Company Preferred Stock	4.06(a)
Company SEC Documents	4.08(a)
Company Securities	4.06(c)
Company Stock Plans	4.06(b)
Company Termination Fee	8.03(a)
Contaminants	4.22(i)
Continuing Company Employees	6.16(a)
Contributor	4.22(d)
Current Premium	6.08(b)
Debt Financing	5.09(a)
Debt Financing Sources	6.11(a)(i)
Definitive Agreement	6.10(a)(ii)
DGCL	Recitals
Disaster Recovery Plans	4.22(j)
Dissenting Shares	2.09
Divestiture	6.09(d)
D&O Insurance	6.08(b)
Effective Time	2.04
End Date	8.01(b)(i)
Exchange Ratio	2.10(a)(iii)
Expense Limitation	6.08(b)
Fee Letter	5.09(a)
Indemnified Party	6.08(a)
Insurance Policies	4.20
International Employee Plans	4.17(a)
Lease Agreement	4.23(b)
Leased Real Property	4.23(b)
Lenders	5.09(a)
Major Customers	4.19(a)

Term	Section

Major Partners	4.19(c)
Major Suppliers	4.19(b)
Material Contracts	4.15(a)
Material Development	Section 6.02(d)
Merger	Recitals
Merger Consideration	2.07(a)
Merger Sub	Preamble
No-Shop Start Date	6.02(b)
Non-Executives	6.01(b)(xx)
Non-Executive Holder	2.10(a)(i)
Option Consideration	2.10(a)(ii)
Other Party	Section 8.03(h)
Parent	Preamble
Parent 401(k) Plan	6.16(e)
Parent RSUs	2.10(b)(iv)
Parent Stock Option	2.10(a)(iii)
Parent Termination Fee	8.03(d)
Paying Agent	2.08(a)
Payment Fund	2.08(a)
Post-Closing Plans	6.16(b)
Pre-Closing Period	6.01(a)
Prevailing Party	Section 8.03(h)
Privacy Policies	Section 4.28(a)
Proposed Changed Terms	6.02(f)(ii)
Required Information	6.11(a)(vii)
Requisite Stockholder Approval	4.03(c)
Restraint	6.09(d)
RSU Consideration	2.10(b)(iii)
Solvent	Section 5.12
Shares	Recitals
Superior Proposal Notice	6.02(f)
Surviving Corporation	2.05
Third Party Rights	4.22(b)
Voting Agreement	Recitals

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified, and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this

Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References (i) to “$” and “dollars” are to the currency of the United States, (ii) from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively and (iii) to “days” shall be calendar days unless otherwise indicated.

ARTICLE 2

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and wholly owned Subsidiary of Parent, and the Surviving Corporation shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL.

Section 2.02 The Closing. The closing of the Merger (the “Closing”) will take place at 9:01 a.m., (New York City time), as soon as practicable after (but in any event no later than the third (3rd) Business Day after) the satisfaction or, to the extent permitted hereunder, waiver of all conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing) unless another time or date is agreed to in writing by the parties hereto; provided, however, that notwithstanding anything herein to the contrary, neither Parent nor Merger Sub shall be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period or such earlier date as Parent shall request on two (2) Business Days prior written notice to the Company (but, subject in such case, to the satisfaction or waiver of all conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing)). The Closing shall be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, unless another place is agreed to in writing by the parties hereto.

Section 2.03 Effecting the Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, concurrently with the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and delivered to the Office of the Secretary of State of the State of Delaware for filing, all in accordance with the applicable provisions of the DGCL.

Section 2.04 Effective Time. The Merger shall become effective on such date and at such time as when the Certificate of Merger has been received for filing by the Secretary of State of the State of Delaware or at such later time and date as may be agreed by the parties hereto in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.05 Surviving Corporation. At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

Section 2.06 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

Section 2.07 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof or any other Person:

(a) except as otherwise provided in Section 2.07(b), Section 2.09 or Section 2.10, each Share outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive $32.00 without interest (the “Merger Consideration”);

(b) each Share held by Parent, Merger Sub, the Company or any wholly owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.08 Surrender and Payment.

(a) Paying Agent and Payment Fund. Prior to the Effective Time, Parent shall appoint a paying agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration certificates representing Shares (the “Certificates;” provided, however, that any references herein to “Certificates” are deemed to include references to effective affidavits of loss in accordance with Section 2.14 or to book-entry account statements relating to the ownership of Shares). As of the Effective Time, Parent shall have deposited, or shall have taken all steps necessary to enable and cause the Surviving Corporation to deposit, with the Paying Agent the aggregate Merger Consideration to be paid in respect of the Certificates (the “Payment Fund”). Promptly after the Effective Time and in any event no later than three (3) Business Days after the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each record holder of Shares at the Effective Time, in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.07(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates to the Paying Agent and shall be in such form and have such other customary provisions as Parent may reasonably specify) for use in such payment.

(b) Surrender of Shares. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Shares represented by a Certificate promptly upon (i) surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other customary documents as may reasonably be requested by the Paying Agent or Parent, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent or Parent may reasonably request) in the case of a book-entry transfer of Shares. Until so surrendered or transferred, each Share and each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and no other rights or interests whatsoever. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) Unregistered Transferees. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d) No Other Rights. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Parent for transfer, the Surviving Corporation or Parent shall provide the holder of such Certificates with such instructions as may be necessary to permit such holder to receive the Merger Consideration to which such holder is entitled pursuant to the Merger.

(e) Termination of the Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section 2.08 prior to that time shall thereafter look only to the Surviving Corporation as a general creditor thereof for payment of the Merger Consideration.

Section 2.09 Dissenting Shares. Notwithstanding Section 2.07 or any other provision of this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares; provided, however, that if, after the Effective Time, such holder fails to timely perfect, effectively withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall immediately cease to be Dissenting Shares and shall be treated as if they had been Shares converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.07(a), without interest thereon, upon surrender of such Certificate formerly representing such Share. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relate to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed, or conditioned), the Company shall not make any payment with respect to, or offer to settle or actually settle, or otherwise negotiate any such demands.

Section 2.10 Company Equity Awards.

(a) Company Stock Options. The Company shall take all requisite action so that, as of the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be treated as follows:

(i) Each Company Stock Option held by a Small Holder shall be fully vested immediately prior to the Effective Time. Each non-Executive who is not a Small Holder (a “Non-Executive Holder”) shall have twenty-five percent (25%) of any unvested Company Stock Options granted prior to November 2, 2015 vest in full (pro rata as to all grants to such Non-Executive Holder) immediately prior to the Effective Time.

(ii) As of the Effective Time, each (A) vested In-the-Money Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time (taking into account any accelerated vesting immediately prior to the Effective Time as provided in Section 2.10(a)(i) or required pursuant to the terms of the applicable Company Stock Plan or any individual award agreement governing such Company Stock Option), and (B) outstanding and unexercised Company Stock Option held by a Small Holder (each of (A) and (B), a “Cashed Out Option”) that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive, in full satisfaction of the rights of the holder of such Cashed Out Option with respect thereto, an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock subject to such Cashed Out Option immediately prior to the Effective Time and (y) the excess, if any, of the Merger Consideration less the exercise price per share of Company Common Stock issuable under such Cashed Out Option (the “Option Consideration”). All payments provided pursuant to this Section 2.10(a)(ii) shall be subject to any applicable Tax withholding requirements. In no event shall any Company Stock Options described in this Section 2.10(a)(ii) be assumed by Parent. If the exercise price per share of Company Common Stock issuable under any Cashed Out Option equals or exceeds the Merger Consideration, the Option Consideration therefor shall be zero.

(iii) Except as described in Section 2.10(a)(ii), as of the Effective Time, each (A) unvested Company Stock Option (whether or not an In-the-Money Company Stock Option) and (B) each vested Out-of-the-Money Company Stock Option, in the case of each of (A) and (B), held by any individual or entity other than a Small Holder (the “Assumed Options”), that is outstanding and unexercised immediately prior to the Effective Time, shall be assumed by Parent and shall be converted into and replaced with a stock option (a “Parent Stock Option”) to acquire Parent Stock in accordance with this Section 2.10. Each such Parent Stock Option so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such Assumed Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Stock Plan, in any award agreement or in such Assumed Option by reason of this Agreement or the Merger). Except as described in Section 2.10(a)(ii), as of the Effective Time, each such Parent Stock Option as so assumed and converted shall be for that number of whole shares of Parent Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Assumed Option multiplied by (ii) a fraction (the “Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the volume weighted average price of Parent Stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg. The exercise price per share of such Parent Stock Option (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the Company Common Stock subject to such Assumed Option immediately prior to the Effective Time divided by (y) the Exchange Ratio; provided, that the exercise price and the number of shares of Parent Stock subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Assumed Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(b) Company RSUs. The Company shall take all requisite action so that, as of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall be treated as follows:

(i) (A) all Company RSUs held by Small Holders will vest in full, (B) all Company RSUs that vest based on the achievement of total shareholder return performance goals shall vest in accordance with the terms set forth in the applicable award agreement, and (C) twenty-five percent (25%) of the Company RSUs that vest based solely on continued employment granted prior to November 2, 2015 (but excluding the Company RSUs scheduled on Section 2.10(b)(i) of the Company Disclosure Schedules) that are held by a Non-Executive Holder will vest (pro rata as to all applicable grants to such Non-Executive Holder).

(ii) Each Company RSU that vests based on the achievement of revenue or other metrics (each a “CAGR RSU”) (A) will be deemed earned at the one hundred percent (100%) target level and (B) shall vest on the last day of the original applicable measurement period subject to continued employment through the last day of the original applicable measurement period or earlier accelerated vesting upon certain terminations of employment, if any, as provided by the terms of the individual award agreements governing the CAGR RSUs or such holder’s retention or employment agreement with the Company or any Company Subsidiary.

(iii) Each vested Company RSU (after taking into account any vesting accelerated by reason of Section 2.10(b)(i) and the terms of any applicable Company Stock Plan or any individual award agreement governing such Company RSU) (the “Cashed Out Company RSUs”), at the Effective Time and by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled at the Effective Time and converted into the right to receive, in full satisfaction of the rights of the holder of such Company RSU with respect thereto, an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Cashed Out Company RSUs immediately prior to the Effective Time and (ii) the Merger Consideration (the “RSU Consideration”).

(iv) Each Company RSU that is not a Cashed Out Company RSU shall at the Effective Time be assumed by Parent and shall be converted into a restricted stock unit award for Parent Stock (the “Parent RSUs”) with associated rights to the issuance of additional shares of Parent Stock in accordance with this Section 2.10. Each Parent RSU so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the applicable Company RSUs immediately prior to the Effective Time (but taking into account any changes thereto, including any necessary changes to any issuance provisions, provided for or permitted in the applicable Company Stock Plan, in any award agreement or in such Company RSUs, by reason of this Agreement or the Merger). As of the Effective Time, the number of shares of Parent Stock underlying each such Parent RSU as so assumed and converted shall be equal to the product of (x) the Shares underlying the applicable Company RSUs multiplied by the Exchange Ratio (which shall be rounded (x) up to the nearest whole share if half a share or more or (y) down to the nearest whole share if less than half a share).

(c) Any current or former employee of the Company entitled to Option Consideration or RSU Consideration shall be paid, without interest and subject to applicable withholding Tax, such Option Consideration and/or RSU Consideration through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(d) Company Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Company shall take all requisite actions, including adopting any necessary resolution, to (i) terminate the Company 2007 Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Closing Date, (ii) ensure that no Plan Period (as defined in the Company ESPP) shall be commenced on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the Plan Period in existence under the Company ESPP on the date of this Agreement, cause a new Exercise Date (as defined in the Company ESPP) to be set under the Company ESPP, which date shall be the Business Day immediately prior to the anticipated Closing Date, (iv) prohibit participants in the Company ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Company ESPP in accordance with the terms and conditions of the Company ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 2.10(d)), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(e) Authorization of Equity Award Treatment. At or prior to the Effective Time, the Company Board and the Compensation Committee of such Company Board, as applicable shall adopt any resolutions and take any actions (including delivering all required notices, obtaining any employee consents and making any determinations) that may be necessary to effectuate the provisions of this Section 2.10 and Section 6.01(b)(ii). At or prior to the Effective Time, other than as set forth in Section 2.10(a)(iii) and Section 2.10(b)(iv), the Company shall terminate each Company Stock Option and each Company RSU without any further Liability on the part of the Company, the Surviving Corporation, Parent or any of their respective Subsidiaries.

Section 2.11 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, all references herein to specified numbers of shares affected thereby, and any calculations that are based upon such numbers of shares affected thereby, including the Merger Consideration and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted. Nothing in this Section 2.11 shall be construed as permitting the Company to take any action that is otherwise prohibited by this Agreement.

Section 2.12 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold from such payment under any provision of any applicable Tax law. To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction, withholding and payment was made. Any amounts so withheld shall be timely paid over to an appropriate Taxing Authority.

Section 2.13 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Applicable Law. If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.14 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated under this Article 2.

Section 2.15 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth on Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and Applicable Law.

Section 3.02 Bylaws. At the Effective Time and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub (which shall include all provisions required to be included therein by Section 6.08 hereof) will be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and Applicable Law.

Section 3.03 Directors and Officers. From and after the Effective Time and without any further action on the part of the Company or Merger Sub, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Applicable SEC Documents (provided, that in no event shall any disclosure in any Applicable SEC Document qualify or limit the representations and warranties of the Company set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Organizational Documents; Officers and Directors), Section 4.03 (Corporate Authorization), Section 4.04 (Governmental Authorization), Section 4.06 (Capitalization), Section 4.26 (Brokers’ Fees) and Section 4.27 (Opinion of Financial Advisor)), or (b) as set forth in the Company Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 4 to the extent specified therein and also qualifies or modifies each of the other representations and warranties in such other applicable sections of this Article 4 as to which the applicability of the disclosure is reasonably apparent on its face upon reading the disclosure contained in such section of the Company

Disclosure Schedules) delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Applicable Law of the state of Delaware. The Company has full corporate power and authority required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02 Organizational Documents; Officers and Directors. The Company has Made Available correct and complete copies of the Organizational Documents of the Company as of the date of this Agreement and (i) the Organizational Documents of the Company are in full force and effect and (ii) the Company is not in violation of any such Organizational Documents. The Company has Made Available a true and complete list of the officers and directors of the Company as of the date of this Agreement.

Section 4.03 Corporate Authorization.

(a) Authority; Enforceability. The Company has full corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, except, in the case of the consummation of the Merger, the receipt of the Requisite Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

(b) Company Board Approval and Board Recommendation. At a meeting duly called and held, prior to the execution of this Agreement, at which all directors of the Company were present and voting in favor, the Company Board duly and unanimously adopted resolutions (which have not been rescinded, modified or withdrawn in any way) (i) approving and declaring that this Agreement and the Merger are fair and advisable to the Company and the Company stockholders, (ii) declaring that it is in the best interests of the Company and the Company’s stockholders that the Company enter into this Agreement and consummate the transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (iii) approving this Agreement, the Voting Agreement and the Merger, (iv) subject to the accuracy of the representations set forth in Section 5.11 hereof, taking all actions necessary so that the restrictions on business combinations and the stockholder vote requirements contained in Section 203 of the DGCL and any other Applicable Law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Voting Agreement or this Agreement, and (v) recommending that the Company’s stockholders approve the adoption of this Agreement (collectively, the “Board Recommendation”). No provision of the Company’s Organizational Documents has an effect similar to an anti-takeover law or regulation with respect to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated hereby.

(c) Requisite Stockholder Approval. Subject to the accuracy of the representations set forth in Section 5.11 hereof, the only vote of the stockholders of the Company required to adopt this Agreement in accordance with Section 251 of the DGCL and the Organizational Documents of the Company is the affirmative vote of the holders of not less than a majority of the outstanding Shares in favor of the adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement (the “Requisite Stockholder Approval”).

Section 4.04 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby require no consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the HSR Act, (iii) the filing with the SEC of (A) the Proxy Statement and (B) any other filings and reports that may be required in connection with this Agreement and the Merger under the Exchange Act, (iv) compliance with any applicable requirements of, or rules or regulations promulgated under, the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, or by Nasdaq and (v) any consents, approvals, authorizations, permits, registrations, notifications, or filings the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both) (i) subject to obtaining the Requisite Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or any Company Subsidiary or any resolutions adopted by the Company Board or the board of directors of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits referred to in Section 4.04 have been obtained, and all filings and notifications described in Section 4.04 have been made and all applicable waiting periods under the HSR Act have been terminated or expired, and otherwise assuming compliance with the matters referred to in Section 4.04, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order, (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of, any Contract or Lease Agreement (including any Material Contract or Lease Agreement) to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or any

Permits affecting, or relating in any way to, the property, assets or business of the Company or any of the Company Subsidiaries, or (iv) result in the creation or imposition of any Lien on any rights, property or asset of the Company or any of the Company Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.06 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company’s Restated Certificate of Incorporation. At the close of business on October 30, 2015, (i) 31,844,970 Shares were issued and outstanding, (ii) Company Stock Options to purchase an aggregate of 4,002,294 Shares were issued and outstanding, (iii) Company RSUs in respect of an aggregate of 1,288,600 Shares were issued and outstanding and (iv) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of capital stock of the Company have been, and all Shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.

(b) Section 4.06(b)(i) of the Company Disclosure Schedules sets forth, as of the close of business on October 30, 2015, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares subject to such award, the name of the holder, the grant date, the vesting schedule, the expiration date thereof and the exercise or purchase price per share and (ii) all outstanding Company RSUs, including the name of the holder, the vesting schedule, and the grant date. The Company stock plans set forth on Section 4.06(b)(ii) of the Company Disclosure Schedules (the “Company Stock Plans”) are the only plans or programs the Company or any of the Company Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding and no such awards other than Company Stock Options and Company RSUs were granted under the Company Stock Plans or otherwise. With respect to each grant of Company Stock Options, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan and Applicable Law (including rules of Nasdaq), (ii) each such grant was properly accounted for in accordance with GAAP and all Applicable Laws in the Company SEC Documents (including financial statements), and (iii) each Company Stock Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of the Company Common Stock on the date of such grant. The Company has Made Available each form of award agreement under the Company Stock Plans, as well as copies of any award agreement, including those which have performance conditions, under the Company Stock Plans that deviates materially from any such form of award agreement.

(c) Except as set forth in this Section 4.06, as of the date of this Agreement, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or the Company Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of the Company Subsidiaries, (iii) options, warrants or other rights or arrangements to acquire from the Company or any of the Company Subsidiaries, or other obligations or commitments of the Company or any of the Company Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries, (iv) restricted shares, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of the Company Subsidiaries, or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of the Company Subsidiaries. There are no outstanding obligations or commitments of any character of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any of the capital stock of the Company Subsidiaries (other than withholding for Taxes in the ordinary course for settlements of Company RSUs). No Company Subsidiary owns any Company Securities.

(d) Since January 1, 2015, the Company has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued (other than issuances resulting from the exercise of Company Stock Options, issuances under the Company ESPP, or settlements of Company RSUs), or authorized or effected any split-up or any other recapitalization of, any Company Securities, or directly or indirectly redeemed, purchased or otherwise acquired any Company Securities. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Stock Options, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.07 Subsidiaries.

(a) Identification of the Company Subsidiaries. Section 4.07(a) of the Company Disclosure Schedules contains a correct and complete list of each of the Company Subsidiaries and, for each such Company Subsidiary, the jurisdiction of incorporation or organization of such Company Subsidiary.

(b) Subsidiary Capital Stock. Neither the Company nor any of the Company Subsidiaries (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than the Company or the Company Subsidiaries or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material investment in or material capital contribution to any other Person. All outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and such shares, securities or interests are owned by the Company or by a Company Subsidiary that is wholly owned by the Company free and clear of any Liens or limitations on voting rights.

(c) Organizational Documents. The Company has Made Available true, correct and complete copies of the Organizational Documents as amended through the date hereof for each Company Subsidiary. The Company or another of the Company Subsidiaries is the sole record and beneficial owner of all the outstanding shares of capital stock of each Company Subsidiary, free and clear of any Liens (other than Permitted Liens) and there are no irrevocable proxies with respect to any such shares.

(d) Organization; Qualification. Each Company Subsidiary is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation or organization, and has full corporate or other organizational power and authority required to carry on its business as now conducted, except where the failure to be in good standing or to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Officers and Directors. The Company has Made Available a correct and complete list of the officers and directors of each Company Subsidiary as of the date of this Agreement.

Section 4.08 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2012, the Company has filed with or furnished to the SEC each report, statement, registration statement, schedule, form or other document or filing required by Applicable Law to be so filed or furnished by the Company at or prior to the time so required (the reports, statements, registration statements, schedules, forms and other documents or filings filed with or furnished to the SEC since January 1, 2012, including any amendments or supplements thereto and information explicitly incorporated by reference therein, the “Company SEC Documents”). No Company Subsidiary is required to file or furnish any report, statement, schedule, form or other document with, or make any filing of any sort with, or furnish any material to, the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will comply, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document (that is not a registration statement or amendment thereto) filed on or prior to the date hereof did not, and subject to the accuracy of the representations and warranties set forth in Section 5.07, each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The Company has Made Available copies of all comment letters received by the Company from the SEC since January 1, 2012 to the date of this Agreement relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(e) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Subsidiary’s published financial statements or the Company SEC Documents.

Section 4.09 Financial Statements; Internal Controls.

(a) The Financial Statements included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with (A) the books and records of Company and its consolidated or condensed (as applicable) Company Subsidiaries and (B) GAAP applied on a consistent basis during the periods involved and (iii) fairly presented in all material respects the consolidated or condensed (as applicable) financial position of the Company and the Company Subsidiaries and their consolidated or condensed (as applicable) results of operations and cash flows of the Company and the Company Subsidiaries as of the dates thereof or for the periods presented therein, all in accordance with GAAP (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments (the effect of which would not be material, individually or in the aggregate) and certain omissions relating to the preparation of condensed Unaudited Financial Statements and the absence of notes (which omissions and notes, if presented, would not differ materially from those presented in the Audited Financial Statements)).

(b) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP applied on a consistent and fair basis, (ii) that receipts and expenditures are made in accordance with the authorization of management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of such internal controls. No significant deficiency, material weakness or fraud, whether or not material, that involves management or other employees was identified in management’s assessment of internal controls as of and for the fiscal year ended December 31, 2014 (nor has any such significant deficiency, weakness or fraud been identified since such date through the date hereof).

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that (i) all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such material information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) Since January 1, 2012, (i) neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any director, officer, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a material violation of Applicable Law, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

Section 4.10 Absence of Certain Changes. Since the Audited Balance Sheet Date through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their business in the ordinary course in all material respects and in a manner consistent in all material respects with past practice (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto), (b) there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date of this Agreement, would require the prior written consent of Parent under clauses (i), (iii), (v), (vi), (vii), (viii), (ix), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xxi) and (xxiv) of Section 6.01(b).

Section 4.11 No Undisclosed Liabilities. There are no Liabilities or obligations of the Company or any of the Company Subsidiaries of a type required to be reflected in a consolidated balance sheet of the Company or the notes thereto prepared in accordance with GAAP, other than Liabilities (a) specifically stated and adequately, reserved against or disclosed in the Audited Balance Sheet or in the notes thereto, or in the unaudited balance sheet including in the most recent Unaudited Financial Statements Made Available, (b) incurred in the ordinary course of business since the Audited Balance Sheet Date in amounts consistent with past practice, (c) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby, or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Litigation. There is no Proceeding pending against or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, in each case that (i) seeks monetary damages that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (ii) seeks any form of non-monetary remedies that, if granted, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or (iii) as of the date hereof, challenges the validity or propriety of, or seeks to prevent, materially impair or materially delay consummation of, the Merger or the other transactions contemplated hereby. Section 4.12 of the Company Disclosure Schedules sets forth a true, correct and complete list of all Proceedings resolved or settled since January 1, 2013 that would be, but for such resolution or settlement, material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is subject to any outstanding Order.

Section 4.13 Compliance with Applicable Law.

(a) The Company and each of the Company Subsidiaries is and, since January 1, 2013, has been, in compliance in all material respects with all Applicable Law and Orders. Neither the Company nor any of the Company Subsidiaries has received any written notice since January 1, 2013 that remains unresolved (i) of any Proceeding by any Governmental Authority relating to the Company or any of the Company Subsidiaries the outcome of which, if determined adversely to the Company or any Company Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; or (ii) from any Governmental Authority alleging that the Company or any of the Company Subsidiaries is not in compliance with any Applicable Law or Order in any material respect.

(b) Each of the Company and the Company Subsidiaries has in effect all material Permits necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted (the “Company Material Permits”) and, since January 1, 2013, there have occurred no defaults (with or without notice or lapse of time or both) under or violations of any such Company Material Permits, except where the failure to have any such Company Material Permit or such default or violation would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.14 Anticorruption Matters. Within the past five (5) years, the Company Group has not violated and, to the Company’s Knowledge, none of the Company Group’s agents or other Persons acting on behalf of the Company have violated the Anticorruption Laws. The Company and each Company Subsidiary has instituted and maintains policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anticorruption Laws.

(a) To the Company’s Knowledge, (i) there is no pending investigation of or outstanding request for information from the Company Group by any Governmental Authority regarding Anticorruption Laws and (ii) there is not pending any other allegation, investigation or inquiry regarding the Company Group’s actual or possible violation of Anticorruption Laws.

(b) None of the current officers, directors or, to the Company’s Knowledge, employees of the Company or any of the Company Subsidiaries is a Government Official.

Section 4.15 Material Contracts.

(a) Section 4.15 of the Company Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of the following Contracts (but not including any Lease Agreements, which are addressed by Section 4.23) to which the Company or any of the Company Subsidiaries is party or by which any of the Company or any of the Company Subsidiaries’ assets or properties are bound (collectively, the “Material Contracts”):

(i) any Contract not otherwise described in any other subsection of this Section 4.15(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract pursuant to which the Company and/or any of the Company Subsidiaries may be entitled to receive or obligated to pay more than $750,000 in any calendar year;

(iii) any Contract that requires the Company or any of the Company Subsidiaries to purchase its total requirements of any product or service from any other Person or contains “take or pay” or similar provisions;

(iv) any Contract that contains a “most-favored-nation” clause or similar term that provides preferential treatment with respect to pricing, in each case, other than Contracts that expire or are terminable or cancellable without penalty within one year following the Closing Date or such Contracts that are immaterial to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole;

(v) any Contract that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to (A) compete in any line of business, with any Person, in any geographic area or during any period of time, including by limiting the ability to sell any particular services or products to any Persons, or (B) solicit any customers or individuals for employment (other than customary employee non-solicitation covenants contained in vendor, partner or supplier contracts entered into in the ordinary course of business);

(vi) any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of the Company Subsidiaries in excess of $500,000 individually or $1,000,000 in the aggregate, in each case, other than Contracts that expire or are terminable or cancellable without penalty within one year following the Closing Date;

(vii) any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness in excess of $500,000 individually or $1,000,000 in the aggregate, other than accounts receivable and payables incurred or arising in the ordinary course of business;

(viii) any Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(ix) any Contract that provides for the establishment or operation of any joint venture, partnership, joint development, strategic alliance or similar arrangement that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(x) any Contract to which a (A) Governmental Authority (other than Contracts with a Governmental Authority in its capacity as a customer of the Company or any Company Subsidiary), (B) Major Supplier or (C) Major Customer is a party;

(xi) any Contract involving any resolution or settlement of any actual or threatened Proceeding which will involve payments after the date hereof in excess of $100,000 individually or $250,000 in the aggregate or that provides for any material injunctive or other non-monetary relief;

(xii) any hedging, swap, derivative or similar Contract;

(xiii) any Contract under which (A) the Company or any of the Company Subsidiaries has licensed or otherwise made available any Company Owned IP to a Third Party, including agreements containing releases, immunities from suit, covenants not to sue or non-assertion provisions with respect to Company Owned IP (except for non-exclusive licenses granted to the Company’s or any Company Subsidiary’s customers or vendors in the ordinary course of business or partners in the ordinary course of business in substantially similar form as the licenses granted under the partner Contracts linked to in the “Links to Key Terms of Service and Privacy Statement” document Made Available in the Data Room), and/or (B) Intellectual Property that is material to the business of the Company or the Company Subsidiaries is licensed or otherwise made available (including through agreements containing releases, immunities from suit, covenants not to sue or non-assertion provisions) to the Company or any of the Company Subsidiaries by any Person (except for Shrink Wrap Licenses, Open Source Software licenses and licenses granted to the Company or any of the Company Subsidiaries from consultants or independent contractors performing services for the Company or any of the Company Subsidiaries and which license grants are in substantially similar form as the licenses granted under the consultant and contractor Contracts in the “Standard Forms of Agreement” folder Made Available in the Data Room) (such Contracts under this clause (B), “Company IP Licenses”);

(xiv) any labor, collective bargaining agreement or similar agreements; and

(xv) any insurance policies required to be set forth in Section 4.20 of the Company Disclosure Schedules.

(b) The Company has Made Available to Parent, true, correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is in full force and effect and is a valid and binding agreement enforceable against the Company or any of the Company Subsidiaries party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Laws affecting creditors’ rights generally and by general principles of equity, and (ii) as of the date of this Agreement, none of the Company nor any of the Company Subsidiaries party to, nor, to the Company’s Knowledge, any other party to any Material Contract, is in breach of or default under, or has provided or received any written notice of any intention to terminate or seek renegotiation of, any Material Contract.

Section 4.16 Taxes.

(a) (i) The Company and each of the Company Subsidiaries have filed all Tax Returns required by Applicable Law to be filed by the Company or any of the Company Subsidiaries with any Taxing Authority when due (taking into account any available extensions) and in accordance with all Applicable Law; (ii) the Company and each of the Company Subsidiaries have maintained all required records prescribed by Applicable Law; (iii) all such Tax Returns and records are true, correct, and complete; and (iv) the Company and each of the Company Subsidiaries have paid (or have had paid on their behalf) all Taxes due and owing (whether or not shown as due on any Tax Return).

(b) Neither the Company nor any of the Company Subsidiaries has granted any currently effective extension or waiver of the statute of limitations period applicable to any Taxes of the Company or any of the Company Subsidiaries, which period (after giving effect to such extension or waiver) has not yet expired or has executed or filed any power of attorney with respect to Taxes which is still in effect.

(c) (i) No deficiencies for Taxes with respect to the Company or any of the Company Subsidiaries have been claimed, proposed or assessed by any Taxing Authority in writing, except for deficiencies that have been paid or otherwise resolved; (ii) there is no Proceeding pending or threatened against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax; and (iii) no claim has been made by a Taxing Authority in writing in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or the Company Subsidiaries is or may be subject to taxation by that jurisdiction.

(d) The Company and each of the Company Subsidiaries have, in accordance with all Tax withholding provisions of Applicable Law (including backup withholding provisions), (i) timely, properly and accurately withheld and paid over all Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or any other Person and (ii) complied with all reporting requirements (including maintenance of required records with respect thereto).

(e) There are no Liens for Taxes on any of the assets or properties of the Company or any of the Company Subsidiaries, other than Permitted Liens.

(f) During the three-year period ending on the date of this Agreement, neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 and Section 361 of the Code.

(g) Neither the Company nor any of the Company Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897 of the Code and was not a U.S. real property holding corporation on any “determination date” (as defined in § 1.897-2(c) of the United states Treasury Regulations) that occurred in the five-year period preceding the Closing Date.

(h) Neither the Company nor any of the Company Subsidiaries has participated in any “reportable transaction” or “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i) The Company and each Company Subsidiary have disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign law.

(j) Neither the Company nor any of the Company Subsidiaries has any Liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(k) There are no Tax sharing agreements or similar arrangements, including Tax indemnity arrangements (other than customary commercial or financial arrangements entered into in the ordinary course of business consistent with past practice) or other arrangements or practices with respect to any Tax (including any advance pricing agreement, closing agreement or other agreement relating to any Tax with any Taxing Authority) with respect to or involving the Company or any of the Company Subsidiaries.

(l) Neither the Company nor any of the Company Subsidiaries (i) has received any notice from the IRS proposing any adjustments or changes in accounting methods with respect to the Company or any Company Subsidiary; (ii) has any application pending with the IRS requesting permission for any changes in accounting methods; or (iii) could be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date under any provision of federal, state, local or foreign Tax law or by agreement with any Taxing Authority as a result of (A) an installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing, (C) a gain recognition agreement or closing agreement (whether under Section 7121 of the Code or under any corresponding provision of state, local or foreign law) executed on or prior to the Closing Date, (D) the utilization of dual consolidated losses described in U.S. Treasury Regulations issued under Code Section 1503(d) on or prior to the Closing Date, (E) any intercompany transaction or any excess loss account within the meaning of Treasury Regulation Section 1.1502-19 under the Code (or any corresponding or similar provision or administrative rule of federal, state, local or foreign law), or (F) an election pursuant to Section 108(i) of the Code made effective on or prior to the Closing Date.

(m) The Company and the Company Subsidiaries are in compliance with all transfer pricing requirements in all jurisdictions in which the Company or the Company Subsidiaries do business. Transactions between the Company or the Company Subsidiaries and other related Persons have been effected on an arms’-length basis.

Section 4.17 Employee Benefits Plans.

(a) Section 4.17(a) of the Company Disclosure Schedules contains a correct and complete list identifying each material Company Employee Plan. “Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment, individual consulting, restrictive covenant, change of control, retention or severance contract, plan, program, agreement, arrangement or policy and each other Contract, plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, profit-sharing, savings, stock option, stock purchase or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, post-employment or retirement compensation or benefits, pension, life insurance benefits, supplemental retirement benefits (including termination indemnities and seniority payments), or any other similar fringe or welfare benefit which is maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company for the benefit of or relating to any current or former employee, independent contractor, officer or director of the Company or any of the Company Subsidiaries (collectively, “Company Employees”), or with respect to which the Company or any of the Company Subsidiaries has or could reasonably be expected to have any Liability. With respect to each Company Employee Plan, the Company has Made Available complete and accurate copies, to the extent applicable, of: (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms (or with respect to offer letters that are terminable at will or do not provide for severance payments, the form of such offer letter and any individual offer letter that materially deviates from the form) of any Company Employee Plan that is not in writing; (D) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the U.S. Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Company Employee Plan; (F) with respect to each Company Employee Plan that is maintained outside the United States (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to the satisfaction of all requirements under Applicable Law necessary to obtain the most favorable Tax treatment and (G) all amendments, modifications or supplements to any such document.

(b) Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains or contributes or is obligated to contribute to, or has in the past six (6) years sponsored, maintained or contributed or has been obligated to contribute to, (i) any Company Employee Plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (ii) any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA, or (iii) any multiple employer plan (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (ii) or (iii) whether or not subject to ERISA).

(c) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and the Company is not aware of any reason why any such determination letter would reasonably be expected to be revoked or not be issued or otherwise materially adversely affect the qualified status of any such Company Employee Plan. Each Company Employee Plan has been maintained, operated and administered in material compliance with its terms and Applicable Law, including ERISA and the Code. No events have occurred with respect to any Company Employee Plan that would result in a payment or assessment by or against the Company of any material excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) No event has occurred and there currently exists no condition or set of circumstances that could reasonably give rise to any material Liability of the Company or any of the Company Subsidiaries under the terms of any Company Employee Plan (other than the benefits payable under the terms of such Company Employee Plan), ERISA, the Code or any other Applicable Law.

(e) None of the Company, any of the Company Subsidiaries, or, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of the Company Subsidiaries or any Company Employee Plan or for which the Company or any of the Company Subsidiaries has any indemnification obligation.

(f) All contributions, premiums and other payments required to be made with respect to any Company Employee Plan have been timely made, accrued or reserved for in all material respects.

(g) Neither the execution or delivery of this Agreement nor the consummation of the Merger will (either alone or together with any other event) (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Employee; (ii) increase the amount or value of any benefit, compensation or other material obligation otherwise payable or required to be provided to any such Company Employee; (iii) accelerate the time of payment or vesting of any such benefit or compensation; (iv) accelerate the time of or otherwise trigger any funding (through a grantor trust or otherwise) of any such compensation or benefits or (v) except for the disclosures with respect to Section 280G of the Code Made Available pursuant to this Section 4.17(g), result in any amount failing to be deductible by reason of Section 280G of the Code or any similar Applicable Law. There is no Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound to compensate any Company Employee for excise Taxes paid pursuant to Section 4999 of the Code. The Company has Made Available, as determined as of October 26, 2015, a list of all persons who are “disqualified individuals” (as such term is defined in the Treasury Regulation Section 1.280G-1) of the Company, as well as the amount of each payment or benefit that could become payable to each such disqualified individual under a Company Employee Plan as a result of the Merger or a termination of employment or service within twelve months of the Closing Date, including as a result of accelerated vesting, and the estimated amount of any “excess parachute payments” within the meaning of Section 280G of the Code that could reasonably become payable to each such disqualified individual.

(h) Neither the Company nor any of the Company Subsidiaries has any Liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar Applicable Law. Each Company Employee Plan that is a “group health plan” (as defined in Code Section 5000(b)) has at all times been in material compliance with the provisions of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and any similar Applicable Law. Each of the Company Employee Plans is in compliance with the 2010 Health Care Law, to the extent applicable.

(i) There is no action, suit, investigation, audit or Proceeding pending against or involving or, to the Company’s Knowledge, threatened against or involving any Company Employee Plan, the assets of any trust under any Company Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Company Employee Plan with respect to the administration or operation of such plans, which would reasonably be expected to result in any material Liability before any arbitrator or any Governmental Authority.

(j) Each Company Employee Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance.

Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any Contract, plan or program that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code. Each Company Stock Option is exempt from the additional Tax and interest described in Section 409A(a)(1)(B) of the Code.

(k) (i) Each International Employee Plan is, and has been, established, registered (where required), qualified, administered, operated, funded (where required) and invested in compliance in all material respects with the terms thereof and Applicable Law, (ii) with respect to each International Employee Plan, all required material filings and reports have been made in a timely manner with all Governmental Authorities, (iii) all material obligations of the Company and the Company Subsidiaries to or under the International Employee Plans (whether pursuant to the terms thereof or Applicable Law) have been satisfied, and there are no outstanding material defaults or violations thereunder by the Company or any of the Company Subsidiaries, (iv) full payment has been made in a timely manner of all material amounts which are required to be made as contributions, payments or premiums to or in respect of any International Employee Plan under Applicable Law or under the terms of any International Employee Plan, (v) no material Taxes, penalties or fees are owing or assessable under any such International Employee Plan, (vi) to the Company’s Knowledge, no event has occurred with respect to any registered International Employee Plan which would result in the revocation of the registration of such International Employee Plan, or which would entitle any Person (without the consent of the sponsor of such International Employee Plan) to wind up or terminate any such International Employee Plan, in whole or in part, or could otherwise reasonably be expected to have an adverse effect on the Tax status of any such International Employee Plan, and (vii) no contribution holidays have been taken under any of the International Employee Plans, and there have been no material withdrawals of assets or transfers from any International Employee Plan, except in accordance with Applicable Law.

(l) All contracts of employment with any director or employee of, or independent contractor to, the Company or any of the Company Subsidiaries who provide services outside the United States can be terminated by three months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment applicable by virtue of Applicable Law or compensation for unfair dismissal applicable by virtue of Applicable Law).

Section 4.18 Labor and Employment Matters.

(a) The Company and each Company Subsidiary are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational safety and health and workers’ compensation, employee classification and wages and hours, including, to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state anti-discrimination laws. As of the date of this Agreement, (i) there are no material charges, complaints, audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company or, to the Company’s Knowledge, otherwise threatened against it, and (ii) no written complaints relating to employment practices of the Company have been submitted to the Company or, to the

Company’s Knowledge, made to any Governmental Authority. Neither the Company nor any of the Company Subsidiaries has any material Liability with respect to any misclassification of any person as an independent contractor rather than as an “employee,” or with respect to any Company employee leased from another employer.

(b) The Company and each of the Company Subsidiaries, with respect to each Company Employee, if applicable: (i) has withheld and reported all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to such employees, consultants, independent contractors and directors, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for such employees, consultants, independent contractors and directors (other than routine payments to be made in the normal course of business and consistent with past practice).

(c) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union, organization, group or association, works council or other employee representative body. Neither the Company nor any Company Subsidiary is subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any labor union, organization, group or association, works council or other employee representative body. There is no pending or, to the Company’s Knowledge, threatened, labor strike, lockout, slowdown or work stoppage involving the Company or any Company Subsidiary or their employees, nor have there been any such labor strikes, lockouts, slowdowns or work stoppages in the last three (3) years.

(d) WARN Act. Within the past year, neither the Company nor any of the Company Subsidiaries has implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law.

(e) Key Employees. No Key Employee has given notice that such Key Employee is resigning or intends to resign.

Section 4.19 Customers, Suppliers and Partners.

(a) Section 4.19(a) of the Company Disclosure Schedules sets forth a correct and complete list of the top ten (10) third-party customers (by revenue) of the Company and the Company Subsidiaries, taken as a whole, over the period between January 1, 2015 and September 30, 2015 (“Major Customers”) and the amount of revenue recognized by the Company and the Company Subsidiaries for providing Company Products or Services to each Major Customer during such period. To the Company’s Knowledge, during the twelve (12) month period prior to the date of this Agreement, the Company and the Company Subsidiaries have not received any written notice from any Major Customer indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Company or any of the Company Subsidiaries.

(b) Section 4.19(b) of the Company Disclosure Schedules sets forth a correct and complete list of the top five (5) third-party suppliers and service providers (by expenditure) of the Company and the Company Subsidiaries, taken as a whole, over the period between January 1, 2015 and September 30, 2015 (“Major Suppliers”) and the amount of expenditures paid to each Major Supplier by the Company and the Company Subsidiaries during such period. During the twelve (12) months prior to the date of this Agreement, neither the Company nor to the Company’s Knowledge any of its Affiliates (including the Company Subsidiaries) has received any written notice from any Major Supplier indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Company and the Company Subsidiaries.

(c) Section 4.19(c) of the Company Disclosure Schedules sets forth a correct and complete list of the top ten (10) third-party partners (including solution providers, franchisors, technology partners and other strategic partners) (by revenue received from such partner) of the Company and the Company Subsidiaries, taken as a whole, over the period between January 1, 2015 and September 30, 2015 (“Major Partners”) and the amount of revenue received by the Company and the Company Subsidiaries from each Major Partner during such period. During the twelve (12) months prior to the date of this Agreement, neither the Company nor to the Company’s Knowledge any of its Affiliates (including the Company Subsidiaries) has received any written notice from any Major Partner indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Company and the Company Subsidiaries.

Section 4.20 Insurance Policies. Section 4.20 of the Company Disclosure Schedules sets forth a true, correct and complete list of all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries (collectively, the “Insurance Policies”), including, for each, the amount and type of coverage, carrier, term and annual premiums. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) all of the Insurance Policies or renewals thereof are in full force and effect and (B) all premiums due and payable under all such policies and bonds have been paid when due, and the Company and the Company Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). Neither the Company nor any of the Company Subsidiaries has received any written notice of cancellation or non-renewal with respect to any such policy or coverage (other than in connection with normal renewals of any such Insurance Policies).

Section 4.21 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the operations of the Company and the Company Subsidiaries since January 1, 2013 have been and are in compliance with all Environmental Laws, which compliance has included obtaining, maintaining and complying with any Permits required under all Environmental Law necessary to operate its business as now being operated;

(b) to the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries is subject to any pending or threatened claim, Proceeding or Order which would be reasonably expected to result in the Company or any of the Company Subsidiaries incurring liability under Environmental Laws;

(c) to the Company’s Knowledge, there has been no Release or presence of or exposure to any Hazardous Substance that would reasonably be expected to result in Liability or a requirement for investigation, notification or remediation by the Company or any of the Company Subsidiaries under any Environmental Law;

(d) to the Company’s Knowledge, no underground storage tanks are located at the properties owned, operated or leased by the Company or any of the Company Subsidiaries, and no such underground storage tanks have released any Hazardous Substance; and

(e) the Company has delivered to, or has otherwise Made Available all material investigation reports, studies, audits, test results or similar documents in the possession, control or custody of the Company or any of the Company Subsidiaries relating to environmental, health or safety matters or Hazardous Substances.

Section 4.22 Intellectual Property.

(a) Section 4.22(a) of the Company Disclosure Schedules contains a true, correct and complete list of the following categories of Company Owned IP: (i) Patents and invention disclosures, (ii) registered and applied-for Marks, (iii) registered and applied-for Copyrights, (iv) Internet domain names and (v) material Software; in each case listing, as applicable, a true, correct and complete list of (A) the name of the applicant/registrant and current owner of record, (B) the jurisdiction where the application/registration is located, (C) the application or registration number and (D) the status of the application or registration. The Company or one of the Company Subsidiaries is the sole and exclusive owner of each item listed on Section 4.22(a) of the Company Disclosure Schedules. To the Company’s Knowledge, each item of Company Owned IP that is material to the business of the Company or any Company Subsidiaries is (1) with regard to registered or applied-for Company Owned IP, valid, enforceable and subsisting; (2) free and clear of any Liens other than Permitted Liens; (3) with regard to registered or applied-for Company Owned IP, properly recorded with the applicable Governmental Authority as owned by the Company or one of the Company Subsidiaries, including the correct chain of title for each item; and (4) not subject to any pending, threatened or outstanding Order, Proceeding (including reexaminations, transitional program proceedings, derivation proceedings, post-grant reviews, inter partes reviews or opposition or confirmation proceedings), charge, complaint, claim or demand which challenges or would restrict the legality, validity, enforceability, use, or ownership by the Company or its respective Company Subsidiary of the item, except for ordinary course, non-final office actions by the applicable Governmental Authorities in the normal course of prosecution efforts to register the Company Owned IP listed on Section 4.22(a) of the Company Disclosure Schedules.

(b) To the Company’s Knowledge, the conduct of the business of the Company and each of the Company Subsidiaries as currently conducted and as conducted during the past three (3) years, and the Company Products and Services do not infringe, violate or misappropriate and during the past three (3) years have not infringed, violated or misappropriated in any material way any Intellectual Property of any Person (“Third Party Rights”). During the past three (3) years, neither the Company nor any of the Company Subsidiaries has received any written invitation to license, cease and desist or equivalent letter or any other notice of any allegation (including any third-party claims for indemnification), nor is there any pending or, to the Company’s Knowledge, threatened Proceeding, alleging the infringement, violation or misappropriation in any material way by the Company or any Company Subsidiary, or by the Company Products or Services, of any Third Party Rights, nor is there, to Company’s Knowledge, any basis therefor. To the Company’s Knowledge, there is no infringement, misappropriation or violation by any Person of any of the Company Owned IP in a manner that would have a Company Material Adverse Effect.

(c) The Company and the Company Subsidiaries have taken reasonable steps and security measures to protect, maintain and safeguard their rights in all material Trade Secrets included in the Company Owned IP, including by requiring all of its employees, contractors and consultants and any other Person with access to such material Trade Secrets to execute confidentiality and non-disclosure agreements, and to the Company’s Knowledge, there has not been any breach by any party to such agreements. To the Company’s Knowledge, no Company Owned IP material to the business of the Company or any Company Subsidiaries is in jeopardy of being lost or abandoned through failure to act of the Company or any Company Subsidiary.

(d) Each current or former employee, advisor, partner, consultant or contractor of the Company or any of the Company Subsidiaries that has been involved in the creation, invention or development of Intellectual Property for or on behalf of the Company or the Company Subsidiaries (each such Person, a “Contributor”) has executed and delivered written Contracts with the Company or the relevant Company Subsidiary that assign to the Company or the relevant Company Subsidiary all Intellectual Property relating to the business of the Company and the Company Subsidiaries that are or were created, invented or developed by such Contributors during the course of their work for or on behalf of the Company or the Company Subsidiaries. Without limiting the foregoing, no Contributor owns or has any right, claim, interest or option, with respect to Company Owned IP, nor has any Contributor made any assertions in writing to the Company with respect to any alleged ownership or any such right, claim, interest or option, nor threatened any such assertion; and neither this Agreement nor the Merger will provide any Contributor with any such right, claim, interest or option.

(e) To the Company’s Knowledge, since January 1, 2014, there have been no material (i) breaches or violations of any such security measures or of the security of the Company IT Systems, or (ii) unauthorized access to or theft, misuse, disclosure or loss of any Personally Identifiable Information or any other data stored by or on behalf of the Company or any Company Subsidiary.

(f) To the Company’s Knowledge, neither this Agreement nor the Merger, including the assignment to Parent by operation of law or otherwise of any Contracts to which the Company or any of the Company Subsidiaries is a party, will cause: (i) Parent, any of its Affiliates or the Company or any of the Company Subsidiaries to grant to any Third Party any right to any Intellectual Property owned by any of them, (other than the current grants by the Company or the Company Subsidiaries with respect to the Company Owned IP), (ii) Parent, any of its Affiliates or the Company or any of the Company Subsidiaries to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property of any Third Party in excess of those payable by the Company or the Company Subsidiaries in the absence of this Agreement or the Merger pursuant to those Contracts set forth in Section 4.15(a)(xiii) or (iii) Parent, any of its Affiliates of the Company or any of the Company Subsidiaries to be in breach of any applicable Privacy Laws or the Privacy Policies of the Company and each of the Company Subsidiaries.

(g) No funding, facilities or resources of any Governmental Authority, university, college, other educational institution or research center was used in the development of any Company Owned IP except for Open Source Software owned by any Governmental Authority, university, college, other educational institution or research center, and no such entity has the right to obtain ownership of or other right or interest in or to any Company Owned IP, except for non-exclusive licenses granted pursuant to customer Contracts in the ordinary course of business.

(h) To the Company’s Knowledge, there are no material bugs, defects or other errors in any Company Software that is used by the Company or any of the Company Subsidiaries or sold by the Company to any of their respective customers. To the Company’s Knowledge, no such Company Software contains “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of Company Products or Services (collectively, “Contaminants”), and the Company and the Company Subsidiaries have taken all commercially reasonable steps to prevent the introduction of Contaminants into Company Products or Services.

(i) To the Company’s Knowledge, all hardware (including computers, servers, peripheral devices and telecommunications devices) and Software whether owned, leased or used by the Company or any of the Company Subsidiaries that is material to the performance of or providing of any services to the customers of the Company or any of the Company Subsidiaries (“Company IT Systems”) operate and perform, in all material respects, as required by the Company and the Company Subsidiaries for the Company’s and the Company Subsidiaries’ distribution, delivery and other provision of the Company Products or Services as presently distributed, delivered or provided, and neither the Company nor any of the Company Subsidiaries has experienced any defects in such Company IT Systems that have materially affected the Company’s and the Company Subsidiaries’ distribution, delivery and other provision of the Company Products or Services. The Company and each of the Company Subsidiaries has established and maintains appropriate and reasonable disaster recovery plans, procedures and backup equipment and facilities (collectively, the “Disaster Recovery Plans”), and such Disaster Recovery Plans are of a scope consistent in all material respects with (i) customary industry practice in the event of a disaster, emergency or persistent equipment or telecommunications failure affecting the Company and/or the Company Subsidiaries or its or their customers, (ii) Applicable Law and (iii) all Material Contracts (including customer Contracts) to which the Company and/or the Company Subsidiaries are party. The Company and the Company Subsidiaries carry out periodic audits and tests of the Disaster Recovery Plans and are otherwise in full compliance with the Disaster Recovery Plans in all material respects.

(j) The Company and the Company Subsidiaries have not used Open Source Software in any manner that does, or would be reasonably expected to, with respect to any material Company Software or Company Product or Service, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, or (iii) impose any restriction on the consideration to be charged for the distribution thereof. With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, to the Company’s Knowledge, the Company and the Company Subsidiaries have been and are in material compliance with all applicable agreements with respect thereto.

(k) Neither the Company nor any of the Company Subsidiaries (nor any other Person acting on its or their behalf) has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code except for (i) disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performance of services to the Company or the Company Subsidiaries or (ii) with respect to Company Source Code that is not material to the Company’s or any of the Company Subsidiaries’ respective businesses, disclosures, deliveries or licenses that are in compliance with the policies of the Company and the Company Subsidiaries relating to outbound licensing of Open Source Software.

Section 4.23 Real Property.

(a) Neither the Company nor any of the Company Subsidiaries currently owns or has ever owned any real property.

(b) Section 4.23(b) of the Company Disclosure Schedules sets forth (i) a true, correct and complete list of all real property leased, subleased, licensed, sublicensed or otherwise occupied by the Company or any of the Company Subsidiaries (each, a “Leased Real Property”) and (ii) the address for each Leased Real Property. The Company has Made Available complete and correct copies of each lease, sublease, license, sublicense or other occupancy agreement, in each case including all amendments thereto (each, a “Lease Agreement”), for each Leased Real Property. The Lease Agreement for each Leased Real Property is a valid and binding obligation enforceable against the Company or one of the Company Subsidiaries, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, and is in full force and effect. The Company or one of the Company Subsidiaries has a valid leasehold, subleasehold, license, sublicense or similar interest in each Leased Real Property, free and clear of all Liens except for Permitted Liens and there is no uncured material default or material breach by the Company or any of the Company Subsidiaries under any Lease Agreement or, to the Company’s Knowledge, any counterparty to a Lease Agreement nor any event or condition which, with the giving of notice or passage of time or both, would constitute a material default or material breach by the Company or any Company Subsidiary or any counterparty to a Lease Agreement. Neither the Company nor any Company Subsidiary under any Lease Agreement has, since the Audited Balance Sheet Date, provided or received any written notice of any intention to terminate or seek renegotiation of any Lease Agreement.

Section 4.24 Sanctions Laws.

(a) The Company and the Company Subsidiaries are, and at all times since January 1, 2013 have been, in compliance in all material respects with, and have not engaged in any conduct sanctionable under, all applicable Sanctions Laws, and there are not now, nor have there been, since January 1, 2013, any formal or informal Proceedings, allegations, or inquires pending, expected or, to the Company’s Knowledge, threatened against the Company, any Company Subsidiary or any officer or director of the Company or any Company Subsidiary concerning violations or potential violations of, or conduct sanctionable under, any Sanctions Laws. The Company and each Company Subsidiary has instituted and maintains policies and procedures reasonably designed to ensure compliance with all applicable Sanctions Laws.

(b) None of the Company or any Company Subsidiary or any member of the board of directors or officer, or, to the Company’s Knowledge, any partner, managing director or similar person with senior managerial responsibility of the Company or any Company Subsidiary, is a Sanctioned Person. No Sanctioned Person or group of Sanctioned Persons beneficially owns more than 5% of the Company.

(c) Neither the Company nor any Company Subsidiary, directly or indirectly, has or in the past five (5) years has had, directly or indirectly, any transactions with or investments in any Sanctioned Person or Sanctioned Country.

Section 4.25 Interested Party Transactions. Since the Audited Balance Sheet Date, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K and that has not otherwise been disclosed in the Company SEC Documents publicly filed prior to the date hereof.

Section 4.26 Brokers’ Fees. Except for Morgan Stanley & Co. LLC and Raymond James & Associates, Inc., a copy of whose engagement agreements (and all indemnification and other agreements related to such engagement) has been Made Available, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby.

Section 4.27 Opinion of Financial Advisor. The Company Board has received an opinion from Morgan Stanley & Co. LLC, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, matters considered and limitations set forth therein, the Merger Consideration to be received in the Merger by the holders of Shares is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be delivered to Parent as soon as practicable, it being understood and agreed that such opinion will be delivered for information purposes only and is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 4.28 Privacy, Data Security, and Consumer Protection.

(a) To the Company’s Knowledge, when used by the Company’s and the Company Subsidiaries’ customers in compliance with the terms of their applicable customer agreement, each Company Product or Service is and has been, in compliance in all material respects with all laws governing the transmission of commercial electronic mail messages. A privacy policy regarding the Company’s and the Company Subsidiaries’ (and Persons’ acting on their behalf) collection, acquisition, storage, use, recording, transfer, disclosure, disposal, dissemination, erasure, distribution, security and any other processing of Personally Identifiable Information (i) of visitors to the Company’s or the Company Subsidiaries’ websites, and (ii) as required by Applicable Law, of individuals acting for or who personally are potential or actual purchasers of the Company Products or Services (hereafter, collectively, the “Privacy Policies”) is posted and/or made accessible to such individuals on the Company’s or the Company Subsidiaries’ applicable websites and/or through the Company Products or Services and all such Privacy Policies are comprehensive and accurate and contain all disclosures required by Privacy Laws. The Company and the Company Subsidiaries are in compliance in all material respects with the Privacy Policies, and have over the last two (2) years been in compliance in all material respects with the Privacy Policies applicable to such past period. Except for disclosures of information required by Applicable Laws, or authorized by the individual who is the subject of the Personally Identifiable Information, or as described in any Privacy Policies, to the Company’s Knowledge, the Company and the Company Subsidiaries have not shared, sold, rented or otherwise made available, and do not share, sell, rent or otherwise make available, to third Persons any Personally Identifiable Information. There have not been any complaints, investigations or claims by any Person in respect of Personally Identifiable Information, other than non-material complaints received by any compliance or call center of the Company or any Company Subsidiary, and no enforcement notices have been served on the Company or any Company Subsidiary with respect to Personally Identifiable Information.

(b) The Company and its Subsidiaries and, to the Company’s Knowledge, all Persons who provide referrals, recommendations or endorsements to, on or for the Company or the Company Subsidiaries or promote the products or services of the Company or the Company Subsidiaries (each such Person, an “Affiliate Program Member”) comply in all material respects with the Federal Trade Commission Guides Concerning the Use of Endorsements and Testimonials in Advertising, 16 CFR Part 255. To the Company’s Knowledge, all Affiliate Program Members have executed agreements including terms requiring that their activities conform to Applicable Laws which would include the FTC Act, and through its service providers, the Company has reasonably monitored the compliance of Affiliate Program Members with such terms and agreements.

(c) The Company and the Company Subsidiaries have had in place since January 1, 2012 a policy (the “Anti-Spam Policy”) governing the sending of commercial electronic messages (“CEMs”) and the installation of computer programs on the computer systems of third Persons and such policy is consistent with the requirements of Privacy Laws. To the Company’s Knowledge, Persons who perform services on behalf of the Company and the Company Subsidiaries relating to the collection of electronic addresses, the sending of CEMs and/or the installation of computer programs on computer systems have executed agreements including terms requiring such Persons to comply with Privacy Laws and the Anti-Spam Policy.

Section 4.29 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article 4, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company and Company Subsidiaries or with respect to any projections, forecasts, estimates, budgets, documents, prospective or forward-looking information or any other information or materials provided to Parent or Merger Sub or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and, when applicable, in good standing under the laws of the its jurisdiction of formation and has full corporate power and authority required to carry on its business as now conducted.

Section 5.02 Authority; Enforceability. Each of Parent and Merger Sub has full corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal or foreign securities laws, and (iv) any actions or filings the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s ability to consummate the Merger.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger do not and will not (with or without notice or lapse of time, or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or of Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any

Applicable Law or Order, or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (ii) and (iii) above, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger.

Section 5.05 Capitalization and Operation of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no Liabilities or obligations other than as contemplated hereby.

Section 5.06 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Merger. The vote or consent of Parent or a wholly owned Subsidiary of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07 Disclosure Documents. None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time such document is filed with the SEC or at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.08 Litigation. As of the date of this Agreement, there is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the Merger. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that has had, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on either Parent’s or Merger Sub’s ability to perform its obligations under this Agreement.

Section 5.09 Financing.

(a) Parent has delivered to the Company a true and correct copy of (i) an executed commitment letter, dated as of the date of this Agreement (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement to the extent permitted in compliance with Section 6.10(c), the “Commitment Letter”), from the arrangers and lenders (including any arrangers and lenders who become party thereto by joinder in accordance with the terms of the Commitment Letter) party thereto (such lenders, collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (the debt financing contemplated by the Commitment Letter (including any debt securities to be issued in lieu of the bridge facility and any credit facilities obtained in lieu of the incremental and refinancing facilities, each as contemplated by the Commitment Letter and the Fee Letter) is collectively referred to in this Agreement as the “Debt Financing”), (ii) the fee letter referred to in the Commitment Letter (with only economic and market flex terms redacted (none of which would adversely affect the total amount or availability of the Debt Financing)) (each as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.10, the “Fee Letter”) and (iii) a related redacted engagement letter.

(b) As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing other than those set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter) delivered to the Company in accordance with Section 5.09(a). As of the date of this Agreement, there are no other agreements, side letters or arrangements relating to the Debt Financing to which Parent or any of its Subsidiaries is a party as of the date of this Agreement that would impose conditions to the funding of the Debt Financing, other than those set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter). As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Commitment Letter or the Fee Letter at the time it is required to consummate the Closing hereunder, nor does Parent have knowledge, as of the date of this Agreement, that any Lender will not perform its funding obligations under the Commitment Letter in accordance with its terms and conditions.

(c) As of the date of this Agreement, the Commitment Letter is valid, binding and enforceable against Parent and, to the knowledge of Parent, the other parties thereto (except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Laws affecting creditors’ rights generally and by general principles of equity) and is in full force and effect. As of the date of this Agreement, assuming the satisfaction of the condition contained in Section 7.02(a), no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub under the terms and conditions of the Commitment Letter and Fee Letter. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter and Fee Letter on or before the date of this Agreement. The Commitment Letter and Fee Letter have not been modified, altered or amended on or prior to the date of this Agreement and none of the commitments under the Commitment Letter have been withdrawn or rescinded on or prior to the date of this Agreement.

(d) Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, the proceeds of the Debt Financing after giving effect to all “flex” provisions, if funded, together with available cash of Parent and Merger Sub, shall constitute sufficient funds for the satisfaction of all of Parent’s and Merger Sub’s obligations to pay any amounts under Article 2 of this Agreement, including the payment of the aggregate Merger Consideration and all other amounts to be paid pursuant to Section 2.08 and Section 2.10 and the payment of all associated costs and expenses of the Merger.

Section 5.10 Brokers’ Fees. Except for Goldman, Sachs & Co., Allen & Company LLC and Credit Suisse Securities (USA) LLC there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby.

Section 5.11 Ownership of Company Capital Stock. Parent and Merger Sub and their respective Subsidiaries do not own, directly or indirectly, beneficially or of record, any Shares or other Company Securities or any other economic interest (through derivative securities or otherwise) in, the Company. Other than as contemplated by this Agreement, neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

Section 5.12 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, including, without limitation, the Debt Financing, the Company and each Company Subsidiary, Parent and Merger Sub will be Solvent, assuming (a) the Company and each Company Subsidiary is Solvent immediately prior to giving effect to the transactions contemplated by this Agreement and (b) the accuracy of the representations and warranties set forth in Article 4 (in each case, without regard to any qualifications therein as to “materiality,” “Material Adverse Effect,” “Knowledge” or words of similar import set forth therein). For purposes of this Section 5.12, “Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the present fair saleable value (determined on a going concern basis) of the assets of such Person, will, as of such date, exceed the amount that will be required to pay the Liability of such Person on its Indebtedness as its Indebtedness becomes absolute and matured, (b) such Person will have adequate capital to carry on its business and (c) such Person will be able to pay its Indebtedness as it becomes absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its Indebtedness.

Section 5.13 Disclaimer of Reliance. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that none of the Company, its Representatives, or any other Person on behalf of the Company has made or is making any representations or warranties relating to the Company, the Company Subsidiaries, or their respective Affiliates whatsoever, express or implied, beyond those expressly given by the Company in Article 4 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company and the Company Subsidiaries furnished or Made Available to Parent, Merger Sub or any of their Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, other than those representations and warranties expressly given by the Company in Article 4 hereof, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets, documents, prospective or forward-looking information or any other information or materials that may have been furnished or provided to Parent, Merger Sub or any of their Representatives. None of Parent, Merger Sub and their Representatives have relied on any representations or warranties relating to the Company and the Company Subsidiaries or any of their Affiliates in determining to enter into this Agreement, except as expressly given by the Company in Article 4 hereof.

Section 5.14 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article 5, neither Parent nor Merger Sub, or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any projections, forecasts, estimates, budgets, documents, prospective or forward-looking information or any other information or materials provided to the Company or its Representatives in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 6

COVENANTS

Section 6.01 Conduct of the Company.

(a) During the period commencing on the date of this Agreement and ending on the earlier of the termination of this Agreement in accordance with Article 8 and the Effective Time (the “Pre-Closing Period”), except for matters (a) expressly required by this Agreement, (b) set forth in Section 6.01 of the Company Disclosure Schedules, (c) required by Applicable Law, or (d) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in all material respects in the ordinary course, consistent with past practices, and use its commercially reasonable efforts to (i) preserve substantially intact its business organization, (ii) keep available the services of the current officers and employees of the Company and the Company Subsidiaries, (iii) maintain in effect all of the Company Material Permits, and (iv) maintain and preserve, in all material respects, its relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with the Company or any of the Company Subsidiaries.

(b) Without limiting the generality of the foregoing in Section 6.01(a) and except for matters expressly required by this Agreement or as required by Applicable Law, during the Pre-Closing Period or as set forth in the corresponding subsection of Section 6.01(b) of the Company Disclosure Schedules, the Company shall not, nor shall it permit any of the Company Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, conditioned or denied):

(i) amend the Organizational Documents of the Company or any of the Company Subsidiaries (whether by merger, consolidation or otherwise);

(ii) issue, sell, grant, pledge or otherwise dispose of or grant any Company Securities or any capital stock or options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest of any Company Subsidiary, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, (B) the grant of Company Stock Options or Company RSUs to new hires or in connection with promotions in the ordinary course of business consistent with past practices, on the terms and conditions set forth on Section 6.01(b)(ii) of the Company Disclosure Schedules, or (C) the issuance of Shares pursuant to the Company ESPP at the conclusion of the current offering period ending December 31, 2015;

(iii) amend any term of any Company Security or any security of any of the Company Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(iv) purchase, redeem or otherwise acquire any Company Securities, except for acquisitions of Company Common Stock by the Company (A) from any holder of Company Stock Options, or (B) in connection with the net issuances of Company RSUs, in each such case, as required by the terms of such holder’s employment agreement or applicable equity grant agreement in existence as of the date hereof;

(v) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of the Company or any of the Company Subsidiaries, file a petition in bankruptcy under any provisions of Applicable Law on behalf of the Company or any of the Company Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of the Company Subsidiaries under any similar Applicable Law;

(vi) create any Subsidiary of the Company or any of the Company Subsidiaries;

(vii) (A) declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the Company’s or any of the Company Subsidiaries’ capital stock or other securities (other than to the Company or one of the Company Subsidiaries) or (B) split, combine or reclassify, or otherwise amend the terms of, any capital stock of the Company or any of the Company Subsidiaries;

(viii) make any material changes in any accounting methods, principles or practices except as required by GAAP or required by Applicable Law;

(ix) change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in accordance with past practices;

(x) except in the ordinary course of business consistent with past practices, (A) terminate, cancel, renew, materially amend, grant a waiver of any material rights under, or otherwise materially modify, any Material Contract or Lease Agreement or any Contract or Lease Agreement that would constitute a Material Contract or a Lease Agreement if in effect as of the date of this Agreement or (B) enter into any Contract or Lease Agreement that would constitute a Material Contract or a Lease Agreement if in effect as of the date of this Agreement;

(xi) make any capital expenditures that exceed $500,000 individually or $1,000,000 in the aggregate other than (A) as expressly provided for in the budget of the

Company or any of the Company Subsidiaries, in each case, that has been Made Available, or (B) as may be necessary for the maintenance of existing facilities and equipment in good operating condition and repair in the ordinary course of business consistent with past practices;

(xii) other than any intercompany loans from the Company to any of the Company Subsidiaries in the ordinary course of business consistent with past practices, incur, assume or guarantee any Indebtedness;

(xiii) grant or suffer to exist any material Liens on any properties or assets, tangible or intangible, of the Company or any of the Company Subsidiaries other than Permitted Liens;

(xiv) make any capital investment in or loan to, or make or forgive any loan to, any other Person except with respect downstream loans from the Company to any of the Company Subsidiaries and other intercompany arrangements between the Company and/or any of the Company Subsidiaries, in each case, in the ordinary course of business consistent with past practices;

(xv) sell, lease, pledge, abandon, assign or otherwise dispose of any of the material tangible assets, properties or rights of the Company or any of the Company Subsidiaries except (A) sales of assets (i) pursuant to existing Contracts or (ii) in the ordinary course of business consistent with past practice, or (B) dispositions of immaterial, obsolete or worthless assets;

(xvi) purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business, any equity interest in or a substantial portion of the assets of any Person;

(xvii) enter into a new line of business or abandon or discontinue any existing line of business;

(xviii) settle, pay, discharge or satisfy any Proceeding where such settlement, payment, discharge or satisfaction would (A) require the payment by the Company and/or any of the Company Subsidiaries of an amount in excess of $250,000 or (B) impose or purport to impose any restrictions or limitations upon the operations or business of Company or any of the Company Subsidiaries, whether before, on or after the Effective Time, or from and after the Effective Time, on Parent or its Affiliates;

(xix) commence any Proceeding except in the ordinary course of business or to pursue any claim relating to this Agreement or the transactions contemplated hereby;

(xx) except as required by Applicable Law or the terms of any Company Employee Plan in effect as of the date hereof (A) pay bonuses or increase the compensation payable or that could become payable by the Company or any of the Company Subsidiaries to directors, officers or employees, other than increases in base salaries for employees who are not Executives (“Non-Executives”) at times and in amounts in the ordinary course of business consistent with past practice, (B) enter into any new or amend in any material respect, any existing employment, severance, retention, change in control, indemnification or similar agreement with any of its past or present directors, officers or employees, other than (1) offer letters for new hires hired in accordance with clause (F) below that provide for no severance, change in control or retention benefits and (2) indemnification agreements, substantially in the form set forth in Exhibit C hereto, entered into with newly hired officers in the ordinary course of business consistent with past practices, (C) other than as provided in subclause (B) above, establish, adopt, enter into, amend, terminate, fund or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, (D) accelerate any rights or benefits to any current or former employee, director or service provider to the Company or any Company Subsidiary, (E) enter into any third-party Contract with respect to a Company Employee Plan (including contracts for the provision of services to such Company Employee Plan, including benefits administration) having a term expiring (1) after December 31, 2016, and (2) prior to December 31, 2016, other than with respect to clause (E)(2), (x) in the ordinary course of business consistent with past practice, following consultation with Parent and a reasonable opportunity for Parent to review and comment on such Contract, and provided that such Contract does not result in a material increase in Liability to the Company, the Surviving Corporation or Parent or (y) with respect to the renewal of any Contract in existence as of the date hereof with a benefits broker relating to a Company Employee Plan, in the ordinary course of business consistent with past practice, provided that such Contract does not result in a material increase in Liability to the Company, the Surviving Corporation or Parent, (F) hire any employee or independent contractor who (1) has target annual compensation of less than $250,000 and who is not otherwise an Executive, other than in the ordinary course of business consistent with past practice, or (2) is an Executive or who has target annual compensation of greater than $250,000 or (G) terminate the employment or services of (other than for cause) any Key Employee;

(xxi) assign, grant a Lien on, grant a license, release, immunity or a covenant not to sue under or in respect of any material Company Owned IP (other than the grant of non-exclusive licenses to the Company’s customers in the ordinary course of business);

(xxii) cancel, fail to renew, fail to continue to prosecute, fail to protect or defend, abandon or allow to lapse any material Company Owned IP;

(xxiii) settle or compromise any claim relating to Taxes, amend any Tax Return, make any change in any of the methods, principles or practices used by it for Tax accounting, make or change any Tax election, or prepare and file any Tax Return other than a Tax Return that is prepared on a basis consistent with the Company’s (or, as relevant, its Subsidiary’s) past practice;

(xxiv) enter into any transaction with any stockholder, director, officer or employee of the Company or any of the Company Subsidiaries that would require disclosure by the Company under Item 404 of Regulation S-K or is otherwise outside the ordinary course of business consistent with past practices; or

(xxv) authorize, resolve, commit, agree (by Contract or otherwise) or otherwise become obligated to take any of the actions in the foregoing clauses (i) through (xxiv).

Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.02 Go-Shop; Non-Solicitation; Acquisition Proposals.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York time, on November 21, 2015, the Company and its Representatives may, directly or indirectly (i) initiate, solicit, seek, authorize, or encourage or facilitate the submission or making of, any Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information, with respect to, or that could reasonably be expected to result in an Acquisition Proposal, (ii) participate or engage in negotiations or discussions with, or furnish any information concerning the Company or any of the Company Subsidiaries to, any Third Party relating to an Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal (but only if, prior to so furnishing such information, the Company (A) receives from such Third Party an executed Acceptable Confidentiality Agreement or (B) if such Third Party is already party with the Company to a valid and existing confidentiality agreement as of the date of this Agreement, amends such existing agreement so that it is an Acceptable Confidentiality Agreement), (iii) grant a waiver under any “standstill” provisions or similar obligations of any Person with respect to the Company to allow such Person to submit an Acquisition Proposal, or (iv) resolve or agree to do any of the foregoing; provided, that the Company shall promptly (and in any case within forty-eight (48) hours) provide to Parent any material nonpublic information concerning the Company or the Company Subsidiaries, as provided to any such Third Party and that was not previously provided to Parent or Made Available. No later than 12:00 noon, New York time, on November 22, 2015, the Company shall notify Parent in writing of the identity of each Excluded Party or confirm to Parent that there are no Excluded Parties, as the case may be, and the Company shall promptly provide to Parent: (i) an unredacted copy of the most recent Acquisition Proposal made in writing by such Excluded Party (including any related financing commitments) and (ii) a written summary of the material terms of the most recent Acquisition Proposal made (but not in writing) by such Excluded Party (including any related financing commitments).

(b) Except as expressly permitted by this Section 6.02, from 12:01 a.m., New York time, on November 22, 2015 (the “No-Shop Start Date”) until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly (i) initiate, solicit, authorize or knowingly encourage, or knowingly facilitate the submission or making of, any Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 6.02, participate or engage in negotiations or discussions with, or furnish any information concerning the Company or any of the Company Subsidiaries to, any Third Party relating to an Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal, (iii) enter into any Competing Acquisition Arrangement relating to an Acquisition Proposal or (iv) resolve or agree to do any of the foregoing. On the No-Shop Start Date (except with respect to any Excluded Party (but only for so long as such Person or group remains an Excluded Party)) and with respect to any Excluded Party on the date such Excluded Party ceases to be an Excluded Party, the Company shall, and shall cause its Affiliates and its and their respective Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal, (B) terminate access by any Third Party to any physical or electronic data room or other access to data of the Company, in each case relating to or in connection with, any Acquisition Proposal and (C) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any Acquisition Proposal or any potential Acquisition Transaction, including any standstill provisions contained therein. Notwithstanding the commencement of the Company’s obligations under this Section 6.02(b) on the No-Shop Start Date, the parties agree that the Company may continue to engage in the activities described in Section 6.02(a) with respect to any Excluded Party on and after the No-Shop Start Date until the earlier of the time (A) the Requisite Stockholder Approval is obtained and (B) such Person or group ceases to be an Excluded Party. Any material violation of the restrictions set forth in this Section 6.02 by any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 6.02 by the Company.

(c) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the No-Shop Start Date and prior to the receipt of the Requisite Stockholder Approval, the Company receives an unsolicited, written bona fide Acquisition Proposal (which Acquisition Proposal was made after the date of this Agreement or which Acquisition Proposal was made or renewed on or after the No-Shop Start Date and did not result from a material breach of this Section 6.02), the Company and the Company Board and their Representatives may, subject to compliance with this Section 6.02(c), engage in negotiations or discussions with, or furnish any information and access to, any Third Party making such Acquisition Proposal and its Representatives if, and only if, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal and failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under Applicable Law; provided, that (i) prior to providing access to or furnishing any such information, the Company (A) receives from such Third Party an executed Acceptable Confidentiality Agreement or (B) if such Third Party is already party with the Company to a valid and existing confidentiality agreement as of the date of this Agreement, amends such existing agreement so that it is an Acceptable Confidentiality Agreement, (ii) any such information so furnished has been previously provided to Parent or Made Available or is provided to Parent substantially concurrently with it being so furnished to such Third Party and (iii) the Company shall give Parent written notice of such determination promptly after the Company Board makes such determination and in any event prior to furnishing any such information or engaging in such negotiations or discussions.

(d) Except as otherwise provided in the last sentence of this Section 6.02(d) and Section 6.02(e), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, neither the Company Board nor any committee thereof shall (i) withdraw (or qualify or modify in any manner adverse to Parent), or publicly propose to withdraw (or so qualify or modify), the Board Recommendation, (ii) fail to include the Board Recommendation in the Proxy Statement; (iii) if an Acquisition Proposal has been made by a Third Party or a Material Development (as defined below) has occurred, fail to publicly reaffirm the Board Recommendation within three (3) Business Days after Parent so requests in writing, (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Acquisition Proposal, or (v) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend, any Acquisition Proposal (any action described in clauses (i) though (v) is referred to herein as a “Change in Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, in the event a material development or material change in circumstances (other than relating to or in connection with an Acquisition Proposal) occurs or arises after the date of this Agreement (any such development or change, a “Material Development”) that was not known and not reasonably foreseeable by the Company Board as of the date of this Agreement, the Company Board may make a Change in Recommendation under clauses (i), (ii) or (iii) of the definition thereof if the Company Board determines in good faith that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under Applicable Law; provided, that the Company has provided Parent four (4) Business Days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

(e) At any time prior to receipt of the Requisite Stockholder Approval, if, in response to a written bona fide Acquisition Proposal first made after the date of this Agreement that did not result from a material breach of this Section 6.02, the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under Applicable Law, the Company may terminate this Agreement pursuant to Section 8.01(d)(i) and this Section 6.02(e); provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.01(d)(i) and this Section 6.02(e) unless the Company (x) has complied in all material respects with this Section 6.02, including its obligations set forth in this Section 6.02(e) and Section 6.02(f), (y) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.03(a) prior to or concurrently with such termination and (z) substantially concurrently with such termination, enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

(f) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to terminate this Agreement pursuant to Section 6.02(e) and Section 8.01(d)(i), (x) unless the Company shall have provided to Parent four (4) Business Days’ prior written notice (the “Superior Proposal Notice”) advising Parent that the Company intends to take such action (and specifying, in reasonable detail, the terms and conditions of any such

Superior Proposal, including the identity of the Third Party who has made such Superior Proposal) and, if applicable, provided Parent a copy of the relevant proposed transaction agreement or the latest draft thereof (including any related financing commitments) or, if no such agreement or draft exists, a written summary of the material terms and conditions of such Superior Proposal, and (y):

(i) during such four (4) Business Day period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent (and the Company shall have caused its Affiliates and Representatives, including, without limitation, its financial advisors and outside legal counsel, to have engaged in good faith negotiations with Parent and its Representatives) regarding changes to the terms of this Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) the Company shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the third (3rd) Business Day of such four (4) Business Day period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

The parties acknowledge and agree that, (A) if Parent, within four (4) Business Days following its receipt of a Superior Proposal Notice makes a proposal that, as determined in good faith by the Company Board (after consultation with its outside counsel and financial advisors) results in the applicable Acquisition Proposal no longer being a Superior Proposal, then the Company shall have no right to terminate this Agreement pursuant to Section 6.02(e) or Section 8.01(d)(i) as a result of such Acquisition Proposal, and (B) any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the Company Board had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal, and shall in each case require the Company to deliver to Parent a new Superior Proposal Notice and comply with the requirements of this Section 6.02(f) with respect to such new Superior Proposal Notice, except that the references to a four (4) Business Day period shall be deemed to be references to a three (3) Business Day period.

(g) From and after the No-Shop Start Date, the Company shall promptly (and in any event within twenty-four (24) hours) advise Parent orally or in writing in the event that the Company receives any Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal, and in connection with such notice, provide to Parent the material terms and conditions (including the identity of the Third Party making any such Acquisition Proposal and copies of any documentation, including copies of any related financing commitments) received by the Company with respect to any such Acquisition Proposal. From and after the No-Shop Start Date, the Company shall (i) promptly (and in any event within twenty-four (24) hours) notify Parent of any material change to the terms of any such Acquisition Proposal (including any determination by the Company Board pursuant to Section 6.02(c)) and (ii) provide to Parent as soon as practicable (and in any event within twenty-four (24) hours) after receipt from any Third Party of any written indication of interest (or amendment thereto) or any written material received in connection therewith (or amendment thereto) including copies of any proposed Competing Acquisition Arrangements (including any drafts thereof) and any proposed financing commitments related thereto (including drafts thereof).

(h) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that no Change in Recommendation may be made except in accordance with the terms hereof.

Section 6.03 Access to Information.

(a) Subject to Applicable Law, upon reasonable notice, the Company shall (and shall cause the Company Subsidiaries and the officers, directors, employees and agents of the Company and each Company Subsidiary to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its officers, employees, agents, properties, books, Contracts and records and shall furnish Parent and Merger Sub all financial, operating and other data and information in the Company’s or any Company Subsidiary’s possession or control as Parent and Merger Sub through their officers, employees or agents, may reasonably request, provided, however, that the Company and the Company Subsidiaries shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company after consultation with its outside legal counsel (i) breach any Contract with any Person or violate any Applicable Law, or (ii) result in a loss or waiver of the attorney-client or other privilege held by the Company or any Company Subsidiary (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clause (i) or clause (ii) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection or violate the applicable restriction); provided, further, that any access or investigation pursuant to this Section 6.03(a) shall be conducted in such a manner as not to interfere unreasonably with the business and operations of the Company or any Company Subsidiary.

(b) No information or knowledge obtained by Parent or Merger Sub pursuant to Section 6.02, this Section 6.03 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.

(c) Any access granted pursuant to this Section 6.03 shall be subject to the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its

Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.03. Nothing in this Section 6.03 or elsewhere in this Agreement shall be construed to require the Company, any Company Subsidiary or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information.

Section 6.04 Notice of Certain Events. During the Pre-Closing Period, each party hereto shall promptly notify the other in writing of:

(a) any written notice or other written communication received by such party or any of its Subsidiaries from any Person alleging that the consent, approval, permission or waiver from such party is or may be required in connection with the Merger;

(b) any notice or other communication received by such party or any of its Subsidiaries from any Governmental Authority in connection with the transactions contemplated hereby; and

(c) any fact, event or circumstance known to it that would be reasonably expected to result in (i) the failure of any representation or warranty of such party contained in this Agreement to be true or accurate at or prior to the Closing or (ii) any failure of such party to comply with any of such party’s covenants or agreements hereunder, in the case of each of the foregoing clauses (i) and (ii), only to the extent that any such failure, when considered together with all other such failures, would reasonably be expected to result in the failure of any of the conditions set forth in Article 7 to be satisfied; provided, that the failure to deliver any notice pursuant to this Section 6.04 shall not be considered in determining whether the conditions set forth in Article 7 have been satisfied;

provided, however, that that no notification given by any party pursuant to this Section 6.04 shall (A) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (B) otherwise prejudice in any way the rights and remedies contained in this Agreement, (C) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in this Agreement or (D) be deemed to amend or supplement the Company Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Section 6.05 State Takeover Laws. If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transactions contemplated hereby, then each of the Company, Parent, Merger Sub, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Merger may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.06 Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.07 Stock Exchange Delisting; Director Resignations.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time (if such delisting and deregistration will not have already occurred at or prior to the Effective Time).

(b) At the Closing, upon the written request of Parent or its Representatives, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of the Company and the Company Subsidiaries (other than directors of the Company Subsidiaries whom Parent determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Section 6.08 Director and Officer Liability.

(a) To the fullest extent required by the Organizational Documents of the Company and the Company Subsidiaries as in effect on the date hereof (except as may be limited by Applicable Laws), after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify, advance expenses and hold harmless all individuals who on or prior to the Effective Time were the current and former directors and officers of the Company or the Company Subsidiaries or any of their respective Affiliates or any of their predecessors in all of their capacities (including as a stockholder, controlling or otherwise) or who were serving at the request of the Company or a Company Subsidiary as an officer or director of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise, including, in each case, the heirs, executors, trustees, fiduciaries and administrators of any such officer or director (each, an “Indemnified Party”) from and against any and all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Proceeding or inquiry to the extent such Proceeding or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in their capacities as such or taken at the request of any of the Company or any of the Company Subsidiaries or any of their Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated hereby.

(b) Prior to the Effective Time, subject to the Expense Limitation (as defined below), the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’

liability insurance in an amount and scope at least as favorable to the Indemnified Parties as the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall, subject to the Expense Limitation, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable to the Indemnified Parties as the Company’s existing policies, or (ii) Parent will, subject to the Expense Limitation, cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Indemnified Parties who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier, that is no less favorable to the Indemnified Parties than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that in satisfying its obligation under this Section 6.08(b), Parent or the Surviving Corporation shall not be obligated to pay, and the Company shall not pay, annual premiums (or the equivalent thereof in the case of a fully-paid policy) in excess of 200% (the “Expense Limitation”) of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed the Expense Limitation, then Parent shall cause the Surviving Corporation to maintain policies of insurance that provide the maximum coverage available at an annual premium equal to the Expense Limitation. If such prepaid policies have been obtained prior to the Effective Time, Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(c) Parent and Merger Sub agree that all rights to exculpation, expense advancement and indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the Indemnified Parties, as provided in the Company’s or each of the Company Subsidiaries’ respective Organizational Documents or in any agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to fully honor in all respects the respective obligations of the Company and the Company Subsidiaries, as applicable, to the maximum extent permitted under Applicable Law, including pursuant to (i) each indemnification agreement in effect between the Company or any of the Company Subsidiaries and an Indemnified Party; and (ii) any indemnification provision, any expense advancement provision, and any exculpation provision set forth in the Company’s or each of the Company Subsidiaries’ respective Organizational Documents or in any agreement as in effect on the date of this Agreement. In addition, for a period of six years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, expense advancement and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, expense advancement and exculpation provisions contained in the Organizational Documents of the Company and the Company Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that is less favorable to any Indemnified Party in any material respect.

(d) The provisions of this Section 6.08 shall survive the Closing and are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, expense advancement, or contribution that any such individual may have under the Organizational Documents of the Company or any Company Subsidiary, the Surviving Corporation or any of its Subsidiaries, or under any Applicable Law or under any agreement that any such individual may be party to with the Company or any Company Subsidiary, or otherwise. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.08 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party or such other person.

(e) Parent shall cause the Surviving Corporation to comply with its obligations under this Section 6.08, including by making capital contributions to, lending money to, or otherwise making funds available to, the Surviving Corporation to the extent the Surviving Corporation has insufficient funds available to satisfy its obligations under this Section 6.08. In the event that Parent, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.08.

Section 6.09 Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary under Applicable Law to consummate the Merger, including (i) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of such reasonable steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or Proceeding by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the undertakings pursuant to this Section 6.09, each of Parent and the Company shall (i) prepare and file any notification and report forms and related material required under the HSR Act, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the Merger, as promptly as practicable (but in no event later than ten (10) Business Days from the date of this Agreement for the filing of any notification and report forms and related material required under the HSR Act except by mutual consent confirmed in writing) and (ii) provide or cause to be provided as promptly as practicable any information and documentary material that may be requested by the DOJ or FTC under the HSR Act.

(c) Subject to Applicable Law relating to the exchange of information, the Company and Parent and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated hereby, (ii) promptly inform each other of any material communication (or other material correspondence or memoranda) received from, or given to, any Governmental Authority in connection with the transactions contemplated hereby and (iii) promptly furnish each other with copies of all material correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated hereby. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 6.09, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and the Company Subsidiaries.

(d) Parent and the Company shall use reasonable best efforts to cooperate, except where prohibited by Applicable Law, in determining the strategy for dealing with any Governmental Authority regarding Applicable Law relating to antitrust matters. Notwithstanding anything else contained herein, the Company shall not, without the prior written consent of Parent, (i) offer to sell, divest, hold separate, license, cause a Third Party to acquire, or otherwise dispose of, any Company Subsidiary, operations, divisions, businesses, product lines, customers or assets of Parent, its Affiliates, the Company or the Company Subsidiaries contemporaneously or after the Closing and regardless as to whether a Third Party purchaser must be identified or approved prior to the Closing (a “Divestiture”), (ii) agree or otherwise commit to undertake a Divestiture, (iii) take or commit to take such other actions that may limit Parent’s, its Affiliates’ the Company’s or the Company Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets (a “Restraint”) or (iv) enter into any Order, consent decree or other agreement to effectuate any of the foregoing. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to offer, negotiate, agree to, effect, commit to, or undertake any Divestiture or Restraint, or enter into any Order, consent decree or other agreement to effectuate any of the foregoing provisions of this Section 6.09 if doing so will cause a material and adverse effect on Parent or the Company.

(e) Each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the amendments and consents listed on Section 6.09(e) of the Company Disclosure Schedules (it being understood and agreed that the failure to obtain any of the foregoing shall not in itself be a condition to or otherwise affect Parent’s or Merger Sub’s obligations hereunder).

Section 6.10 Financing.

(a) Parent shall use reasonable best efforts to:

(i) maintain in effect the Commitment Letter and Fee Letter in accordance with their terms; and

(ii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions in the Commitment Letter, Fee Letter and the Definitive Agreements and comply with its obligations thereunder.

(b) Unless, and to the extent, Parent or Merger Sub have sufficient cash from other sources (including by reason of a capital markets or other financing transaction) available to satisfy their obligations under this Agreement, from and after the execution of this Agreement, Parent shall use its reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter and Fee Letter, including using reasonable best efforts to:

(i) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) not materially less favorable to Parent and Merger Sub, in the aggregate, than the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in the Fee Letter); and

(ii) consummate the Debt Financing at or prior to the Closing.

(c) Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, delayed, conditioned or denied), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternative Debt Financing shall not be deemed a voluntary replacement for purposes of the sentence), the Commitment Letter or Fee Letter if such amendment, modification, or waiver or voluntary replacement (w) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Commitment Letter and Fee Letter as in effect on the date of this Agreement, (x) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter, Fee Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letter and Fee Letter as in effect on the date of this Agreement, (y) reduces the aggregate amount of the Debt Financing (unless after giving effect to such reduction, the representation and warranty in Section 5.09(d) shall be true and correct), or (z) would otherwise reasonably be expected to prevent, materially impede or materially delay the Closing; provided that, for the avoidance of doubt, no consent from the Company shall be required for (A) any amendment, replacement, supplement or modification of the Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement (including in replacement of a Lender), (B) implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof or (C) any amendment, replacement, supplement or modification to the Commitment Letter, Fee Letter or Definitive Agreements so long as such action would not be prohibited by the foregoing clauses (w) - (z).

(d) Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. Parent shall provide the Company with prompt notice of any breach, default, termination or repudiation (or any written notice thereof) by any party to any Commitment Letters or the Definitive Agreements of which Parent gains knowledge and that would reasonably be expected to prevent, materially impede or materially delay the Closing. Unless, and to the extent, Parent or Merger Sub have sufficient cash from other sources (including by reason of a capital markets or other financing transaction) available to satisfy their obligations under this Agreement, from and after the execution of this Agreement, in the event that any portion of the Debt Financing becomes unavailable (other than as a result of a breach by the Company of this Agreement which prevents or renders impracticable the consummation of the Debt Financing), Parent will (1) use its reasonable best efforts to obtain alternative debt financing (the “Alternative Debt Financing”) from the same or other sources, in an amount such that the representation in Section 5.09(d) shall be true and correct, and which Alternative Debt Financing does not include any incremental conditionality to the consummation thereof that are more onerous to Parent or the Company, in the aggregate, than the conditions set forth in the Commitment Letter and Fee Letter in effect as of the date of this Agreement and (2) promptly notify the Company of such unavailability and the reason therefor.

(e) For purposes of the foregoing Sections 6.10(a) – (d), (i) the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Debt Financing, (ii) the term “Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any Alternative Debt Financing and (iii) the term “Lenders” shall be deemed to include any lenders providing the Alternative Debt Financing. Other than for purposes of Section 5.09, the term “Debt Financing” shall be deemed to include any permitted Alternative Debt Financing or any capital markets or other financing transactions intended to or that does fund Parent and Merger Sub’s obligations under this Agreement.

Section 6.11 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause the Company Subsidiaries to, and shall use reasonable best efforts to cause their respective officers, employees, consultants and advisors, including legal and accounting advisors, of the Company and the Company Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with the Debt Financing, including, using reasonable best efforts to:

(i) make senior management and advisors of the Company and the Company Subsidiaries available to participate in a reasonable number of meetings, presentations, road shows and due diligence sessions with actual or proposed lenders, underwriters, arrangers, initial purchasers or placement agents with respect to the Debt Financing (together with their respective Affiliates and other related Persons, the “Debt Financing Sources”), and in sessions with rating agencies or other syndication activities;

(ii) provide reasonable access by Parent and any Debt Financing Sources, and their respective officers, employees, consultants and advisors (including legal, valuation, and accounting advisors) to the books and records, properties, officers, directors, agents and representatives of the Company and the Company Subsidiaries and assist with due diligence activities relating to the Company’s and the Company Subsidiaries’ financial information;

(iii) assist with the preparation of, and subject to the occurrence of the Effective Time, executing and delivering definitive financing documents, including pledge and security documents, original equity certificates and associated transfer powers, guaranties, legal opinions, certificates, management representation letters and other documents, to the extent reasonably requested by Parent, and otherwise reasonably facilitating the pledging of, and granting, recording and perfection of security interests in, collateral;

(iv) request and cooperate in obtaining customary payoff letters, lien terminations and instruments of discharge, relating to any indebtedness of the Company and the Company Subsidiaries;

(v) assist Parent with its preparation of pro forma financial information and pro forma financial statements and other materials for rating agency presentations, offering documents, private placement memoranda, registration statements, bank information memoranda, prospectuses, business projections and similar documents used in connection with the Debt Financing and providing customary estimates and other forward-looking financial information regarding the further performance of the business of the Company and the Company Subsidiaries to the extent reasonably requested by the Debt Financing Sources;

(vi) cause its independent accountants to provide assistance and cooperation to Parent, including participating in drafting sessions and accounting due diligence sessions, assisting in the preparation of any pro forma financial statements to be included in the documents and presentations referred to in clause (v) above and providing consent to Parent to use their audit reports relating to the Company;

(vii) furnish to Parent and its Debt Financing Sources all pertinent and customary financial and other information regarding the Company and the Company Subsidiaries reasonably requested by Parent as promptly as practicable following such request to consummate the Debt Financing, including the historical financial statements and other information relating to the Company and its Subsidiaries described in paragraph 3 and paragraph 7 of Exhibit D to the Commitment Letter, including the comfort letters referenced in such paragraph 7 (all such financial statements, information and comfort letters, the “Required Information”); and

(viii) subject to the occurrence of the Closing, take all corporate actions necessary to permit consummation of the Debt Financing; provided, in each case that nothing herein shall require such cooperation to the extent it would interfere materially and unreasonably with the business or operations of the Company or the Company Subsidiaries. The Company hereby consents to the pre-approved use in each case of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company

Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

(b) Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, and shall cause their respective officers, employees, consultants and advisors, including legal and accounting advisors of the Company and the Company Subsidiaries to, furnish to Parent and its Debt Financing Sources:

(i) customary authorization and representation letters in connection with the materials and other documents used in connection with the Debt Financing, which may include customary representations that such information does not contain a material misstatement or omission and that the public-side versions of such documents, if any, do not contain material non-public information with respect to the Company, its Affiliates or any of its or their respective securities for purposes of any applicable securities laws; and

(ii) at least four (4) Business Days prior to the anticipated Effective Time, all documentation and other information about the Company and the Company Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations (including the USA Patriot Act) to the extent requested at least ten (10) calendar days prior to the anticipated Effective Time, in each case, as required to be delivered pursuant to the Commitment Letter or that is otherwise necessary to satisfy the conditions in Exhibit D thereof.

(c) Notwithstanding anything in this Section 6.11 to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to (i) bear any out-of-pocket cost or expense that is not reimbursed pursuant to this Section 6.11(c) or pay any fee in connection with the Debt Financing prior to the Effective Time, (ii) incur any liability (or cause their respective directors, officers or employees to incur any liability) under the Debt Financing prior to the Effective Time that is not contingent on the Closing or (iii) enter into any agreement or commitment that would be effective prior to the Effective Time (other than such authorization and representation letters described above and the consents of accountants for use of their reports in any materials relating to the matters described above). Furthermore, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, the Company Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 6.11. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith (other than any information provided in writing specifically for use by or on behalf of the Company or any of the Company Subsidiaries), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, the Company or any of the Company Subsidiaries or their respective Affiliates, officers, directors, employees, accountants, agents or Representatives.

Section 6.12 Stockholder Litigation. The Company shall as promptly as reasonably practicable (and in any event within one (1) Business Day) notify Parent in writing of, and shall give Parent the opportunity to participate in the defense and settlement of, any Stockholder Litigation. No compromise or full or partial settlement of any Stockholder Litigation shall be agreed to by the Company without Parent’s prior written consent.

Section 6.13 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, conditioned, or delayed, except (i) as such release or announcement that Parent or the Company determines, after consultation with outside legal counsel, is required by Applicable Law or any listing agreement with or rule of any national securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party required to make the release or announcement will consider such comments in good faith or (ii) in connection with a Change in Recommendation, only if and to the extent permitted by the terms of this Agreement. Notwithstanding the foregoing, Parent may make public statements with respect to this Agreement and the transactions contemplated hereby, including their effect on Parent’s business and its financial projections, with investors, analysts and Debt Financing Sources, including, without limitation, on its quarterly earnings calls and in any “road show,” so long as Parent’s comments are not inconsistent with the press releases previously issued and agreed upon by the parties.

Section 6.14 Section 16 Matters and Form S-8. Prior to the Effective Time, the Company shall take all actions as may be reasonably requested by any party hereto to cause any dispositions of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3. With respect to such Parent Stock Options and Parent RSUs assumed pursuant to Section 2.10, Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the shares of Parent Stock issuable upon exercise of such Parent Stock Options and Parent RSUs, and shall use reasonable best efforts to file such registration statement not later than ten (10) Business Days after the Closing Date, and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options and Parent RSUs remain outstanding. The Company and its counsel shall reasonably cooperate with Parent in the preparation of such registration statement.

Section 6.15 FIRPTA Certificate. Prior to the Closing Date, the Company shall deliver to Parent a statement, issued by the Company in accordance with Treasury Regulations section 1.1445-2(c)(3) and sworn under penalty of perjury, certifying that the Company has not been a U.S. real property holding corporation at any time during the period specified by Treasury Regulations section 1.1445-2(c)(3).

Section 6.16 Employment Matters.

(a) Effective as of the Effective Time until the earlier of (i) the first anniversary of the Closing Date and (ii) December 31, 2016, Parent shall provide, or shall cause the Surviving Corporation to provide to Company Employees who continue to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (the “Continuing Company Employees”) for so long as the applicable Continuing Company Employee remains employed by Parent or the Surviving Corporation, compensation and benefits (excluding any equity or equity-based plan, program or arrangement), that are substantially comparable in the aggregate to the compensation and benefits (excluding any equity or equity-based plan, program or arrangement) paid and provided to similarly situated employees of Parent and Subsidiaries of Parent (other than the Company and the Company Subsidiaries); provided, that for purposes of the foregoing sentence the employee benefit plans generally provided to Company Employees as of immediately prior to the Effective Time shall be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries for purposes of this sentence, it being understood that the Company Employees may commence participation in Parent’s benefit plans on different dates following the Effective Time with respect to different benefit plans.

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Continuing Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing Company Employee with the Company prior to the Closing Date for purposes of eligibility, vesting and levels of benefits under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Employee Plan in which such Continuing Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any plan that provides retiree welfare benefits, (ii) apply for purposes of benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement pension plan benefits, (iii) operate to duplicate any benefits of a Continuing Company Employee with respect to the same period of service, and (iv) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Continuing Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Continuing Company Employee to the extent such limitation would have been waived or satisfied under the Company Employee Plan in which such Continuing Company Employee participated immediately prior to the Effective Time, and (B) credit each Continuing Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Continuing Company Employee in the year that includes the Closing Date (or, if later, the year in which such Continuing Company Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Employee Plan in which such Company Employee participated immediately prior to the Effective Time, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under its plans. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) From and after the Closing Date, each Continuing Company Employee, may use, in accordance with the vacation policy of Parent or the Surviving Corporation as in effect from time to time, and shall be credited with the number of vacation days of such Continuing Company Employee that accrued but were not yet used or cashed out as of the Closing Date under the Company’s vacation policy as in effect immediately prior to the Closing Date.

(d) With respect to a Continuing Company Employee who is a party to a severance agreement set forth in Section 6.16(d) of the Company Disclosure Schedules, in the event such Continuing Company Employee’s employment is terminated (other than for cause) by Parent or the Surviving Corporation during the one year period immediately following the Closing Date, Parent agrees to provide such Continuing Company Employee with severance benefits (taking into account for such purpose such Continuing Company Employee’s service and compensation with the Company prior to the Closing Date and any additional service and compensation with Parent from and after the Closing Date) that are no less favorable than those to which such Continuing Company Employee is entitled under the terms and conditions of such severance agreement.

(e) If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”), permit the Continuing Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, exclusive of loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan; provided, however, that Parent agrees to use commercially reasonable efforts to amend, or cause to be amended, the Parent 401(k) Plan to accept a rollover of outstanding loans from the Company 401(k) Plan. If the amendment to the Parent 401(k) Plan described in the immediately preceding sentence is obtained, any rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) by a Continuing Company Employee to the Parent 401(k) Plan described in the immediately preceding sentence shall be in an amount equal to the full account balance (including loans) distributed to such Company Employee from the Company 401(k) Plan.

(f) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Employee Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, the Company or any of their Subsidiaries (including, after the Closing Date, Company and the Company Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their Subsidiaries (including, after the Closing Date, Company and the Company Subsidiaries) or Affiliates to amend, modify or terminate any Company Employee Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.16 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.17 Proxy Statement; Stockholder Approval.

(a) As soon as practicable following the date of this Agreement, and in no event later than one (1) Business Day after the No-Shop Start Date, the Company shall file with the SEC a preliminary Proxy Statement. Parent shall use its reasonable best efforts to cooperate with the Company in the preparation of the Proxy Statement, and shall use its reasonable best efforts to promptly furnish all information concerning Parent and Merger Sub that is necessary or appropriate in connection with the preparation of the Proxy Statement. Parent shall cause the information supplied or to be supplied by or on behalf of Parent and Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement not to contain, on the date of the mailing to the Company’s stockholders and at the time of the Company Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will prepare the Proxy Statement such that it will not, on the date of filing with the SEC, at the time the Proxy Statement is mailed and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other Applicable Law.

(b) The Company shall use its reasonable best efforts to respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (and in any event within five (5) Business Days following the later of (i) the resolution of any comments from the SEC or the staff of the SEC with respect to the preliminary Proxy Statement and (ii) the expiration of the ten-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act (such later date, the “Clearance Date”)) and to cause the Clearance Date to occur as promptly as reasonably practicable following the date hereof. No filing of, or amendment or supplement to, or response to staff comments on, the Proxy Statement will be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving reasonable consideration in good faith to such comments (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable in order to provide the Company and its counsel sufficient opportunity to review and consider such comments in advance of any such filing, amendment or supplement). If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall use its reasonable best efforts to promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, or the transactions contemplated hereby. At the Company’s reasonable request, Parent shall use reasonable best efforts and shall cause its counsel to use reasonable best efforts to assist and cooperate with the Company and its counsel in the resolution of any such comments from the SEC or the staff of the SEC with respect to the Proxy Statement. Notwithstanding anything to the contrary in this Section 6.17, (x) the right of Parent and its counsel to comment on the preliminary or the definitive Proxy Statement, any amendment or supplement thereto or any comments or communications received from the SEC or its staff shall not apply with respect to any disclosure, amendment or supplement made by the Company to effect a Change in Recommendation in accordance with Section 6.02, and (y) the Company shall have no responsibility with respect to any information or statements made or incorporated by reference in the Proxy Statement which were based on information supplied by or on behalf of Parent specifically for inclusion in the Proxy Statement.

(c) The Company shall take all actions necessary to duly call, establish a record date for, give notice of, convene and hold a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (the “Company Meeting”), so that the Company Meeting occurs as soon as possible following the Clearance Date, in accordance with Applicable Laws and the Company’s Organizational Documents; provided, that the Company may postpone or adjourn the Company Meeting after consultation with Parent, (i) if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Requisite Stockholder Approval at the Company Meeting or (ii) to allow time for the filing and dissemination of, and a sufficient period for evaluation by the Company’s stockholders of, any supplemental or amended disclosure document to the extent that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required under Applicable Laws. Once the Company has established a record date for the Company Meeting, the Company shall not change such record date or establish a different record date for the Company Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed, or conditioned), unless required to do so by the DGCL. If the record date for the Company Meeting is changed, the Company shall, as to that record date, comply with each of its obligations under this Section 6.17. In connection with the Company Meeting, the Company shall (i) unless there has been a Change in Recommendation in accordance with Section 6.02, use reasonable best efforts to obtain the Requisite Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company shall include in the Proxy Statement the Company Recommendation, unless there has been a Change in Recommendation in accordance with Section 6.02. Without limiting the generality of the foregoing, the Company shall submit this Agreement for adoption by its stockholders at the Company Meeting whether or not a Change in Recommendation shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company, the Company Board, or the Company’s Representatives or its stockholders.

Section 6.18 Investment Company Act. Prior to, but subject to the occurrence of, the Effective Time, the Company shall, if requested by Parent in writing no less than five (5) Business Days prior to the Closing, cause Constant Contact Securities Corporation (“CCSC”) to (x) merge with and into the Company with the Company as the surviving corporation in such merger, (y) liquidate and distribute all of its assets (excluding any assets required to be distributed to creditors of CCSC) to the Company or (z) sell, transfer or otherwise distribute to the Company all of its assets that constitute “Investment Securities” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) in exchange for consideration that is not “Investment Securities” as defined in the 1940 Act.

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of, at or prior to the Closing, of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained in accordance with the DGCL;

(b) Regulatory Authorizations. Any applicable waiting period (or any extensions thereof) under the HSR Act relating to the consummation of the Merger shall have expired or been terminated; and

(c) No Injunction. No court of competent jurisdiction or any Governmental Authority having jurisdiction over any party hereto shall have issued any Order, nor shall there be in effect any Applicable Law or other legal restraint, injunction or prohibition, in any such case that makes consummation of the Merger illegal or otherwise prohibited.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction, or to the extent permitted by Applicable Law, waiver of, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company (i) contained in Section 4.01 (Corporate Existence and Power), the first sentence of Section 4.02 (Organizational Documents), Section 4.03 (Corporate Authorization), Section 4.06 (Capitalization), Section 4.10(b) (No Company Material Adverse Effect), and Section 4.27 (Opinion of Financial Advisor) shall be true and correct in all respects (except as to Section 4.06 (Capitalization), which shall be true and correct in all but de minimis respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (ii) contained in Article 4 (other than the representations and warranties listed in clause (i) above), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Covenants. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c) No Material Adverse Effect. Since the date of this Agreement, there have not been any Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect; and

(d) Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in clauses (a) and (b) of this Section 7.02.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger shall be further subject to the satisfaction, or to the extent permitted by Applicable Law, waiver of, at or prior to the Closing each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct, except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, prevent or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger, in each case, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only);

(b) Covenants. Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to Closing; and

(c) Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent as to the satisfaction of the conditions in clauses (a) and (b) of this Section 7.03.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub), whether before, or subject to the terms hereof, after, the receipt of the Requisite Stockholder Approval:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Closing shall not have occurred at or before 6:00 P.M. Eastern Time on March 31, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred at or prior to 6:00 P.M. Eastern Time on the End Date;

(ii) the Requisite Stockholder Approval shall not have been obtained at the Company Meeting or at any adjournment or postponement thereof, in each case, at which a vote on such adoption was taken; or

(iii) any court of competent jurisdiction or any Governmental Authority having jurisdiction over any party hereunder shall have issued a final, non-appealable Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger, or any Applicable Law shall be in effect that makes consummation of the Merger illegal or otherwise prohibited;

(c) by Parent:

(i) prior to the receipt of the Requisite Stockholder Approval, if (A) the Company Board (or any committee thereof) shall have failed to include the Company Recommendation in the Proxy Statement or shall have otherwise effected a Change in Recommendation, (B) the Company enters into a Competing Acquisition Arrangement; or (C) the Company shall have violated or breached (or be deemed pursuant to the terms hereof, to have violated or breached) in any material respect any provision of Section 6.02 or Section 6.17;

(ii) if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or any representation or warranty of the Company contained in this Agreement shall not be true and correct, which breach, failure to perform or failure to be true and correct (A) would give rise to the failure of one of the conditions set forth in Section 7.02(a) or Section 7.02(b) to be satisfied and (B) is incapable of being cured or has not been cured by the Company within twenty (20) calendar days after written notice has been given by Parent to the Company of such breach, failure to perform or failure to be true and correct; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(c)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is in material breach of this Agreement; or

(d) by the Company:

(i) prior to the receipt of the Requisite Stockholder Approval, in compliance with Section 6.02(e) in order to enter into a definitive Alternative Acquisition Agreement concerning a transaction that constitutes a Superior Proposal; provided, that the Company (A) prior to or concurrently with such termination pays to Parent by wire transfer in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.03(a) and (B) substantially concurrently with such termination, enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal;

(ii) if Parent shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or any representation or warranty of Parent contained in this Agreement shall not be true and correct, which breach, failure to perform or failure to be true and correct (A) would give rise to the failure of one of the conditions set forth in Section 7.03(a) or Section 7.03(b) to be satisfied and (B) is incapable of being cured or has not been cured by Parent within twenty (20) calendar days after written notice has been given by the Company to Parent of such breach, failure to perform or failure to be true and correct; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(d)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of this Agreement; or

(iii) if (A) all the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions are capable of being satisfied) on the date the Closing is required to occur pursuant to Section 2.02, (B) the Company stood ready, willing and able to consummate the Closing on that date (including by satisfaction of the conditions set forth in Section 7.01 and Section 7.02 that are to be satisfied at the Closing), and (C) Parent and Merger Sub do not complete the Merger on that date as required by Section 2.02).

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is effected and the basis for such termination.

Section 8.02 Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party hereto, any Representative of such party, any Parent Related Party or any Company Related Party to each other party hereto; provided, however, that the parties shall remain bound by, and continue to be subject to, the Confidentiality Agreement, this Section 8.02, Section 8.03, Article 9 and the indemnification provisions of Section 6.11, each of which shall survive any termination hereof pursuant to Section 8.01; provided, further, that, subject in all respects to Section 8.03(d), nothing in this Section 8.02 shall relieve the Company from any liability or damages resulting from any fraud or willful breach of this Agreement that occurred prior to such termination.

Section 8.03 Termination Fees.

(a) If, but only if, this Agreement is terminated by:

(i) Parent pursuant to Section 8.01(c)(ii) or either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii), and in any such case (x) prior to such termination (or the Stockholders’ Meeting in the case of termination pursuant to Section 8.01(b)(ii)), an Acquisition Proposal shall have been communicated to the management of the Company or the Company Board or shall have been publicly disclosed and not irrevocably withdrawn prior to such date and (y) within eighteen (18) months after such termination, (1) the Company enters into a Competing Acquisition Arrangement with a Third Party that is thereafter consummated, (2) the Company consummates the transactions contemplated by any Acquisition Proposal with a Third Party, or (3) the Company Board recommends an Acquisition Proposal with a Third Party to the Company’s stockholders that is later consummated, which in the case of (1), (2) or (3), need not be the same Acquisition Proposal described in clause (x) above (provided that, for purposes of this Section 8.03, references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%”);

(ii) the Company pursuant to Section 8.01(d)(i); or

(iii) Parent pursuant to Section 8.01(c)(i);

then, in any such case, the Company shall pay, or cause to be paid, to Parent or Parent’s designee(s), as the case may be, an amount equal to $36,000,000 (the “Company Termination Fee”).

(b) Any payments required to be made under Section 8.03(a) shall be made by wire transfer of same day funds to the account or accounts designated by Parent, (w) in the case of Section 8.03(a)(i), on the same day as the consummation of any transactions contemplated by an Acquisition Proposal, (x) in the case of Section 8.03(a)(ii), immediately prior to or concurrently with such termination, and (y) in the case of Section 8.03(a)(iii), promptly, but in no event later than two (2) Business Days after the date of such termination.

(c) If the Agreement is terminated by the Company pursuant to Section 8.01(d)(ii) or Section 8.01(d)(iii), then Parent shall pay, or cause to be paid, to the Company an amount equal to $72,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds to the account or accounts designated by the Company not later than two (2) Business Days after the date of such termination.

(d) Notwithstanding any other provision of this Agreement to the contrary, the Company acknowledges and agrees on behalf of itself and its Affiliates that termination of this Agreement pursuant to Section 8.01(d)(ii) or Section 8.01(d)(iii) and the receipt of the Parent Termination Fee (in circumstances in which it is payable) shall (x) constitute the sole and exclusive remedy under this Agreement of the Company and each of its Affiliates and Representatives and holders of Shares and any other Company Related Party, and (y) be deemed to be liquidated damages, for any and all losses or damages suffered or incurred by the Company and its Affiliates and Representatives, holders of Shares and any other Company Related Party in connection with or as a result of any breach of any representation, warranty, covenant or agreement or the failure of the transactions contemplated hereby to be consummated or any matter forming the basis for termination of this Agreement, and none of the Company and its respective Affiliates or Representatives, any holder of Shares or any other Company Related Party shall be entitled to bring or maintain any Proceeding against Parent, Merger Sub, any Parent Related Party or any of their respective Affiliates or Representatives arising out of or in connection with this Agreement, the Merger, the Debt Financing, or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. The Company shall not be entitled to specific performance under Section 9.09 if the Company has terminated this Agreement pursuant to Section 8.01(d)(ii) or Section 8.01(d)(iii) and Parent has paid in full the Parent Termination Fee as provided in Section 8.03(c), and in no event shall the Company or its Affiliates be permitted or entitled to receive both a grant of specific performance of Parent’s and Merger Sub’s obligations to cause the Closing to occur pursuant to Section 2.02 and the Parent Termination Fee.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent acknowledges and agrees on behalf of itself and its Affiliates that, (i) in the event of termination of this Agreement in a circumstance in which the Company Termination Fee becomes payable to Parent pursuant to Section 8.03(a)(i), Section 8.03(a)(ii) or Section 8.03(a)(iii), the receipt of the Company Termination Fee shall (except in the case of any willful breach or fraud, to which the limitations set forth in this subsection (e) shall not apply) (x) constitute the sole and exclusive remedy under this Agreement of Parent and each of its Affiliates and Representatives and any other Parent Related Party, and (y) be deemed to be liquidated damages, for any and all losses or damages suffered or incurred by Parent and its Affiliates and Representatives and any other Parent Related Party in connection with or as a result of any breach of any representation, warranty, covenant or agreement or the transactions contemplated hereby to be consummated or any matter forming the basis for termination of this Agreement, and (ii) in the event of any such termination of this Agreement in a circumstance in which the Company Termination Fee becomes payable to Parent pursuant to Section 8.03(a)(i), Section 8.03(a)(ii) or Section 8.03(a)(iii), then, following Parent’s receipt of the Company Termination Fee, none of Parent and its respective Affiliates or Representatives or any other Parent Related Party shall (except in the case of any willful breach or fraud, to which the limitations set forth in this clause (e) shall not apply) be entitled to bring or maintain any Proceeding against the Company or any Company Related Party or any of their respective Affiliates or Representatives arising out of or in connection with this Agreement, the Merger, or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(f) For the avoidance of doubt, any payment by the Company or Parent under this Section 8.03 shall be payable only once with respect to this Section 8.03 and not in duplication even though such payment may be payable under one or more provisions hereof.

(g) Notwithstanding anything herein to the contrary, if Parent or Merger Sub fail to complete the Merger for any or no reason or otherwise breach this Agreement, fail to perform hereunder or under the Debt Financing (in any case, whether willfully, intentionally, unintentionally or otherwise) then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.09, the sole and exclusive remedy (whether at law, in equity, in contract in tort or otherwise) of the Company, its Affiliates and any other Person against Parent, Merger Sub or any Parent Related Party for any such failure, breach, loss, damage or otherwise shall be for the Company to terminate this Agreement and receive payment of the Parent Termination Fee, if payable hereunder. For the avoidance of doubt, under no circumstance will the Company, any of its Affiliates, any holder of Shares or any other Company Related Party be entitled to aggregate monetary damages (when taken together with all other monetary damages and the payment of the full or partial amount of the Parent Termination Fee) from Parent, Merger Sub and the Parent Related Parties to the Company, any of the Company’s Affiliates, any holder of Shares or any other Company Related Party in connection with this Agreement, the Debt Financing, for any breach, failure to perform hereunder or thereunder (in any case, whether willfully, intentionally, unintentionally or otherwise) or other liability of any kind suffered as a result of any breach of this Agreement or the failure to complete the Merger or any other transactions contemplated by this Agreement or the Debt Financing (including the abandonment or termination hereof or thereof) for any loss or otherwise, in excess of the amount of the Parent Termination Fee.

(h) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.03 are an integral part of this Agreement and the transactions contemplated hereby and that without such agreements the Company, Parent and Merger Sub would not have entered into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to pay the fees due pursuant to this Section 8.03 or any portion thereof and, in order to obtain such payment, the Company, Parent or Merger Sub (as applicable, the “Prevailing Party”) commences a suit which results in an Order against the other party (the “Other Party”) for such fee or any portion thereof, the Other Party shall pay to the Prevailing Party its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the amount of the applicable fee (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses, in each case from and including the date payment of such amount was due to through the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email, in each case as follows:

if to Parent or Merger Sub, to:

Endurance International Group Holdings, Inc.
10 Corporate Drive
Suite 300
Burlington, Massachusetts 01803
Attention:	David Bryson
Lara Mataac
Email:	david@endurance.com
lara.mataac@endurance.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention:	David Leinwand
Matthew P. Salerno
Facsimile:	(212) 225-3999
Email:	dleinwand@cgsh.com
msalerno@cgsh.com

if to the Company, to:

Constant Contact, Inc.
1601 Trapelo Road, Third Floor
Waltham, Massachusetts 02451
Attention:	Robert P. Nault
Email:	rnault@constantcontact.com

with a copy to:

Latham & Watkins LLP
200 Clarendon Street
27th Floor
Boston, Massachusetts 02116
Attention:	Philip P. Rossetti
Facsimile:	(617) 948-9001
Email:	philip.rossetti@lw.com

Section 9.02 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided, that this Section 9.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived at any time before or after approval of this Agreement and the Merger by the respective Boards of Directors or stockholders of the parties hereto if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that, after the Requisite Stockholder Approval has been obtained, no such amendment or waiver shall be made or given that requires the further approval of the stockholders of the Company under the DGCL unless such required further approval is obtained.

(b) Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c) Notwithstanding anything to the contrary in this Agreement, none of this Section 9.03(c) or Section 8.03(e), Section 9.05, Section 9.07(b), Section 9.08 or Section 9.14 (and the related definitions and other provisions of this Agreement to the extent an amendment, modification, waiver or termination would serve to modify the substance or provisions of such Sections) may be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

Section 9.04 Fees; Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.05 Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent or Merger Sub, upon prior written notice to the Company, may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors, and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) for the provisions of Section 6.08, which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, (ii) for the provisions of this Section 9.05 and Section 8.03(d), Section 9.03(c), Section 9.07(b), Section 9.08 and Section 9.14, which shall inure to the benefit of the Lenders and the other Debt Financing Sources and such Lenders and Debt Financing Sources shall be entitled to rely on and enforce the provision of such sections, (iii) for the provisions of Section 8.02, Section 8.03 and Section 9.14, which shall inure to the benefit of the Parent Related Parties and (iv) as provided in Section 2.07 and Section 2.08 (with respect to which the holders of Shares shall be third party beneficiaries to receive the amounts that such holders of Shares are entitled to receive pursuant to and in accordance with Section 2.07 and Section 2.08, only from and after the Effective Time). For the avoidance of doubt, other than as expressly provided in this Section 9.05, no holder of Shares shall have any third-party beneficiary rights under this Section 9.05 or any other provision of this Agreement.

Section 9.06 Governing Law. This Agreement and any Proceedings arising out of or related hereto or to the Merger or to the inducement of any party hereto to enter into this Agreement (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, including all matters of construction, validity, and performance, without regard to the conflicts of law rules of such State that would refer a matter to the laws of another jurisdiction.

Section 9.07 Jurisdiction.

(a) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by Applicable Law.

(b) Notwithstanding anything herein to the contrary, each party hereto further agrees that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action (whether at law or at equity and whether brought by any party hereto or any other person) brought against any Lender or other Debt Financing Source in connection with the Debt Financing or this Agreement, and that no party hereto will bring, or permit any of their Affiliates to bring, any such action in any other court.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY ACTION RELATING TO THE DEBT FINANCING OR INVOLVING A LENDER OR OTHER DEBT FINANCING SOURCE.

Section 9.09 Specific Performance; Remedies.

(a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court located in Wilmington, Delaware, and any appellate court therefrom, and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement).

(b) Notwithstanding anything to the contrary in this Agreement (including Section 9.09(a)), it is explicitly agreed that the Company’s right to specific performance of or other equitable remedies with respect to Parent’s and Merger Sub’s obligations to consummate the Merger shall be subject to the requirements that: (i) all of the conditions precedent to Parent’s and Merger Sub’s obligations set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions are capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded in accordance with the terms thereof at the Closing, (iii) Parent and Merger Sub fail to complete the Closing by the time the Closing was required to have occurred pursuant to Section 2.02, (iv) the Company has irrevocably confirmed in writing delivered to Parent that if specific performance is granted and the Debt Financing is funded, then it would take such actions that are within its control to consummate the Closing in accordance with the terms hereof (including satisfaction of the conditions to Parent’s and Merger Sub’s obligations in Section 7.01 and Section 7.02 that contemplate an action be taken or documents be delivered at the Closing), and (v) Parent fails to complete the Closing within three (3) Business Days following delivery of the confirmation pursuant to clause (iv) above and the Company stood ready, willing and able to complete the Closing throughout such three (3) Business Day period. For the avoidance of doubt, the foregoing provisions of this Section 9.09(b) shall not be deemed to limit in any way the Company’s right to specific performance of or other equitable remedies to any of Parent’s or Merger Sub’s other agreements or obligations hereunder (including under Section 6.10) other than its obligation to consummate the Merger. In no event shall the Company be entitled to seek the remedy of specific performance or other equitable remedies with respect to Parent’s obligations to consummate the Merger other than solely under the specific circumstances and as specifically set forth in this Section 9.09(b). In no event shall any Person other than the Company be entitled to seek the remedy of specific performance of any of Parent’s or Merger Sub’s obligations to consummate the Merger. In no event shall any Person other than Parent and/or Merger Sub be entitled to seek the remedy of specific performance of the Company’s obligations to consummate the Merger. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; provided, that nothing contained in this sentence shall prohibit a party from opposing a grant of specific performance or other equitable relief on the basis that such remedy is not permitted pursuant to the terms of this Agreement. For the avoidance of doubt, while the Company or Parent may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 9.09 and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 8.03(c)) or the payment of the Company Termination Fee (only to the extent expressly permitted by Section 8.03(a)), as applicable, under no circumstances shall Parent or the Company, as applicable, be obligated to both specifically perform its obligations to consummate the Merger, on the one hand, and pay the Parent Termination Fee or the Company Termination Fee, as applicable, on the other hand.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Merger and the other transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, that the parties intend that the remedies and limitations on remedies contained in this Agreement (including the limitations on equitable remedies and provisions providing that the termination of this Agreement and the payment of the Parent Termination Fee be the sole and exclusive remedy of the Company, its Affiliates and any other Person against Parent, Merger Sub and the Parent Related Parties) to be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases Parent’s, Merger Sub’s or any Parent Related Party’s liability or obligations hereunder. Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Entire Agreement. This Agreement, the Voting Agreement, the Confidentiality Agreement, the exhibits to this Agreement, the Schedules, the Company Disclosure Schedules and any documents delivered by the parties hereto in connection herewith constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 9.12 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party hereto and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party hereto by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. Any matter set forth on the Company Disclosure Schedules shall not be deemed to constitute an admission by the Company or any Company Subsidiary, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement, nor shall be construed as an admission or indication to any Third Party that any breach or violation exists or has actually occurred.

Section 9.13 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party hereto has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.14 Non-Recourse.

(a) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Notwithstanding anything herein to the contrary, no Parent Related Party nor Debt Financing Source shall have any Liability (whether at law, in equity, in contract, in tort or otherwise) to the Company, any holder of Shares or any other Company Related Party for any obligations or Liabilities to any party hereto under this Agreement or the Debt Financing or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby and no Parent Related Party shall have any rights or claims against any Company Related Party (other than, following the Closing, the Surviving Corporation, Parent and Merger Sub).

(b) Notwithstanding anything to the contrary that may be expressed or implied in this Agreement and without limiting the generality of Section 9.14(a), no Parent Related Party nor Debt Financing Source shall have any Liability to the Company or any of its Affiliates or Representatives, or any holder of Shares, or any Company Related Party claiming by, under or through the Company, relating to or arising out of this Agreement, the Debt Financing or in respect of any other document or theory (whether at law, in equity, in contract, in tort or otherwise) or in respect of any oral representations made or alleged to be made in connection herewith or therewith (whether at law, in equity, in contract, in tort or otherwise).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CONSTANT CONTACT, INC.

By:	/s/ Gail F. Goodman

Name:	Gail F. Goodman

Title:	President and Chief Executive Officer

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

By:	/s/ Hari Ravichandran

Name:	Hari Ravichandran

Title:	Chief Executive Officer

PAINTBRUSH ACQUISITION CORPORATION

By:	/s/ Hari Ravichandran

Name:	Hari Ravichandran

Title:	Chief Executive Officer

Exhibit A

Form of Voting Agreement

EXHIBIT A

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of October 30, 2015 by and between Endurance International Group Holdings, Inc., a Delaware corporation (“Parent”), and the undersigned stockholders of Constant Contact, Inc., a Delaware corporation (the “Company”), set forth on Schedule A hereto (each a “Stockholder” and, collectively the “Stockholders”).

WITNESSETH:

WHEREAS, Parent, Paintbrush Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be modified or amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger and pursuant to which all Common Shares will be converted into the right to receive the consideration set forth in the Merger Agreement;

WHEREAS, as of the date hereof each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the number of Common Shares set forth opposite the name of such Stockholder on Schedule A hereto;

WHEREAS, the Board of Directors of the Company has, prior to the execution of this Agreement, approved this Agreement and the transactions contemplated hereby; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, each Stockholder (in its capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

“Common Shares” shall mean, with respect to any Stockholder, (i) all shares of Company Common Stock, all Company Stock Options, all Company RSUs and all rights to purchase Company Common Stock, in each case, owned by such Stockholder as of the date hereof, and (ii) all additional shares of Company Common Stock, Company Stock Options and rights to purchase Company Common Stock, of which such Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by means of purchase, dividend, distribution, stock split, split-up, merger, consolidation, reorganization, recapitalization, combination, exchange or similar transaction or issued upon the exercise of any warrants or options, the vesting or settlement of Company RSUs, or the conversion of any convertible securities or otherwise).

“Expiration Date” shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with the terms thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects, in any material respect, the consideration payable to any Stockholder without the written consent of such Stockholder.

“Transfer” A Person shall be deemed to have effected a “Transfer” of a Common Share if such Person, directly or indirectly, (i) sells, issues, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or otherwise disposes of such Common Shares or any interest in such Common Shares in any manner, for or without consideration, or (ii) enters into an agreement or commitment providing for the sale of, issuance of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of, tender of or other disposition of such Common Shares or any interest therein in any manner, for or without consideration, provided, that, for the avoidance of doubt, “Transfer” does not include granting a proxy or voting or consent instructions with respect to any matter other than those specified in clauses (i), (ii) or (iii) of Section 3(a).

2. Transfer of Common Shares.

(a) Transfer Restrictions. During the term of this Agreement and subject to Section 2(c), no Stockholder shall Transfer (or cause or permit the Transfer of) any Common Shares (or enter into any agreement or arrangement relating to the Transfer of any Common Shares) except to Parent or with Parent’s prior written consent. Any Transfer, or purported Transfer, of Common Shares in breach or violation of this Agreement shall be void and of no force or effect and each Stockholder acknowledges that the Company will not register or permit the registration of or otherwise facilitate or effect any such Transfer.

(b) Transfer of Voting Rights. Without limiting the generality of Section 2(a), each Stockholder agrees not to deposit (or cause or permit the deposit of) any Common Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Common Shares or otherwise take any similar action in contravention of the obligations of each Stockholder under this Agreement.

(c) Permitted Transfers. Nothing in this Section 2 shall prohibit a Transfer of Common Shares by a Stockholder (i) to any member of such Stockholder’s immediate family, or to a trust for the benefit of such Stockholder or any member of such Stockholder’s immediate family, (ii) by will or operation of law or upon the death such Stockholder, (iii) in connection with or for the purpose of personal tax-planning or estate-planning, (iv) to Affiliates of such Stockholder, (v) for charitable purposes or as charitable gifts or donations, or (vi) pursuant to any Rule 10b5-1 plan in effect as of the date of this Agreement; provided, however, that a Transfer referred to in subclauses (i)-(v) of this Section 2(c) shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement. In addition, notwithstanding anything in this Agreement to the contrary, a Stockholder may make: (A) with respect such Stockholder’s Company Stock Options, Transfers of the underlying Company Shares to the Company (or cancellations) in payment of the exercise price of such Stockholder’s Company Stock Options, and (B) with respect to such Stockholder’s Company Stock Options or Company RSUs, (x) Transfers or cancellations of the underlying Common Shares to the Company in order to satisfy Taxes applicable to the exercise of such Stockholder’s Company Stock Options, or (y) Transfers or cancellations of Common Shares or Company RSUs to the Company in order to satisfy Taxes applicable to the vesting or settlement of such Stockholder’s Company RSUs.

3. Agreement to Vote Common Shares; Irrevocable Proxy.

(a) At every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, each Stockholder (in such Stockholder’s capacity as such), to the extent not so voted by the

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Person(s) appointed under a Proxy (as defined below), shall, or shall cause the holder of record on any applicable record date to, vote all Common Shares as to which such Stockholder has sole or shared voting power and entitled to vote or act by written consent:

(i) in favor of (A) the adoption of the Merger Agreement and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated and (B) any adjournment, recess, delay or postponement recommended by the Company (and not publicly opposed by Parent) with respect to any stockholder meeting with respect to the Merger Agreement;

(ii) against approval of any proposal made in opposition to, made in competition with, or that would reasonably be expected to result in a breach of, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions in furtherance of the Merger and the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of the Company Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of the Company Subsidiaries, (C) any reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of the Company or any of the Company Subsidiaries, (D) any material change in the capitalization of the Company or any of the Company Subsidiaries, or the corporate structure of the Company or any of the Company Subsidiaries, (E) any Acquisition Proposal with respect to the Company, or (F) any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

Each Stockholder shall retain at all times the right to vote its Common Shares in its sole discretion and without any other limitation on those matters other than those set forth in clauses (i), (ii) and (iii) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. For the avoidance of doubt, clauses (i), (ii), and (iii) of this Section 3(a) shall not apply to votes, if any, solely on the election or removal of directors as recommended by the Company Board.

(b) In furtherance of the agreements herein and concurrently with the execution of this Agreement, each Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (each such proxy, a “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to all of such Stockholder’s Common Shares.

(c) Each Stockholder hereby represents and warrants to Parent that any proxies heretofore given by it in respect of its Common Shares are not irrevocable, that any such proxies have heretofore been effectively revoked, and that written notice of revocation of such proxies has been delivered to any such proxy holders.

(d) Each Stockholder hereby affirms that the Proxy is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the Proxy is coupled with an interest sufficient in law to support an irrevocable power and may under no circumstances be revoked. Such Stockholder hereby ratifies and confirms all that such Proxy may lawfully do or cause to be done by virtue hereof. Such Proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL until the termination of this Agreement in accordance with its terms.

(e) Each Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

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4. Agreement Not to Exercise Appraisal Rights. Each Stockholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including under Section 262 of the DGCL) to demand appraisal of any Common Shares that may arise in connection with the Merger or the Merger Agreement.

5. Directors and Officers. It is understood that each Stockholder enters into this Agreement solely in such Stockholder’s capacity as a stockholder of the Company. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall be construed as preventing or limiting a Stockholder or affiliate of a Stockholder, who is a director or officer of the Company, from taking (or omitting to take) any action in such capacity or fulfilling the obligations of such office, including by performing the obligations required by the fiduciary obligations of such Person, in each case, in his or her capacity as a director or officer of the Company. For the avoidance of doubt, nothing in this Agreement shall modify any rights or obligations under the Merger Agreement.

6. Representations and Warranties of the Stockholders. Each Stockholder hereby covenants, represents and warrants to Parent, severally and not jointly, and solely as to itself and its Common Shares, as follows:

(a) Ownership. Such Stockholder (i) is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Common Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all Liabilities, Liens, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a stockholder in respect of such Common Shares (collectively, “Encumbrances”) except for restrictions on Transfer under the Securities Act or Encumbrances arising hereunder; (ii) does not own as of the date hereof, of record or beneficially, any shares of capital stock of the Company (or rights to acquire any such shares) other than the Common Shares set forth on Schedule A hereto; and (iii) has the sole right to vote, dispose of and exercise and holds sole power to issue instructions with respect to the matters set forth in Sections 2, 3, and 4 hereof, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement with respect to all of such Stockholder’s Common Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b) Power; Binding Agreement. Such Stockholder has the legal capacity and all requisite power and authority to execute and deliver this Agreement and the Proxy, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder, and no other actions on the part of such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

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(c) No Conflicts. None of the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder or the consummation by each Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or conflict with (A) in the case of a Stockholder that is not a natural person, any provisions of the Organizational Documents of such Stockholder or (B) any agreement to which such Stockholder is a party or by which such Stockholder’s Common Shares are bound, or (ii) violate, or require any consent, approval, or notice under, any provision of any judgment, order or decree or any Applicable Law that is applicable to such Stockholder or any of such Stockholder’s Common Shares (other than filings required pursuant to the Exchange Act), except, in the case of (i) or (ii) above, as would not reasonably be expected, either individually or in the aggregate, to impair the ability of such Stockholder to perform its obligations hereunder on a timely basis.

(d) Absence of Litigation. As of the date hereof, there is no action, arbitration, claim, proceeding, suit or investigation pending or, to the knowledge of such Stockholder, threatened against such Stockholder before or by any Governmental Authority, except, as would not reasonably be expected, either individually or in the aggregate, to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) Reliance by Parent. Such Stockholder has received and reviewed a copy of the Merger Agreement. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

7. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a) Power; Binding Agreement. Parent has the legal capacity and all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent, and, assuming this Agreement constitutes a valid and binding obligation of each Stockholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

(b) No Conflicts. The execution, delivery, and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby will not (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or conflict with (A) any provisions of the Organizational Documents of Parent or (B) any Contract to which Parent is a party or by which Parent’s assets may be bound, or (ii) violate, or require any consent, approval, or notice under, any provision of any judgment, order or decree or any Applicable Law that is applicable to Parent (other than filings required pursuant to the Exchange Act), except, in the case of (i) or (ii) above, as would not reasonably be expected, either individually or in the aggregate, to impair the ability of Parent to perform its obligations hereunder on a timely basis.

8. Certain Restrictions. Each Stockholder agrees, while this Agreement is in effect, (a) not to take, agree or commit to take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained in this Agreement inaccurate in any respect as of any time during the term of this Agreement and (b) to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

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9. Non-Solicitation. Each Stockholder, in such Stockholder’s capacity as a stockholder of the Company, agrees (a) to be bound by and comply with the terms and provisions of Section 6.02 of the Merger Agreement, to the extent such terms and provisions are applicable to Representatives thereunder and (b) not to make any statement or proposal inconsistent with the Board Recommendation.

10. Disclosure. Each Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC or any other similar Governmental Authority, and any press release or other disclosure document that Parent reasonably determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, such Stockholder’s identity and ownership of Common Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Common Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Common Shares shall remain vested in and belong to each Stockholder.

12. Further Assurances. Subject to the terms and conditions of this Agreement, upon the request of Parent, each Stockholder shall execute and deliver any additional documents and take, or cause to be taken, all actions, and to do, or cause to be done, all things as may reasonably be deemed by Parent to be necessary or desirable to fulfill such Stockholder’s obligations under this Agreement.

13. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, each Stockholder shall, and hereby does authorize and instruct the Company or its counsel to notify the Company’s transfer agent that, from the date hereof until the Expiration Date, subject to the terms hereof, there is a stop transfer order with respect to all of the Common Shares of such Stockholder (and that this Agreement places limits on the voting and transfer of such Common Shares until the Expiration Date).

14. Termination. This Agreement and each Proxy, and all rights and obligations of the parties hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any material breach of this Agreement prior to such termination. This Section 14 and Sections 1, 5, 15 (as applicable) shall survive any termination of this Agreement.

15. Miscellaneous.

(a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that substance of this Agreement be consummated as originally contemplated to the fullest extent possible.

(b) Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without prior written consent of the other parties, except that Parent may assign, in its sole discretion and without the consent of any other party, any of or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject

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to the preceding sentence, this Agreement and all of the provisions hereof shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder

(c) Amendments. This Agreement may be amended by the parties hereto only by an instrument in writing signed on behalf of each of the parties hereto.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of any Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation at law or in equity, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity, without the requirement of posting a bond or other security.

(e) Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier, or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent, to:

Endurance International Group Holdings, Inc.
10 Corporate Drive
Suite 300
Burlington, Massachusetts 01803
Attention:	David Bryson
Lara Mataac
Email:	david@endurance.com
lara.mataac@endurance.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention:	David Leinwand
Matthew P. Salerno
Facsimile:	(212) 225-3999
Email:	dleinwand@cgsh.com
msalerno@cgsh.com

If to any Stockholder, to the address set forth next to such Stockholder’s name on the relevant signature page hereto.

(f) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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(g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(h) No Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto.

(i) Governing Law. This Agreement and any Proceedings arising out of or related hereto or to the Merger or to the inducement of any party hereto to enter into this Agreement (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, including all matters of construction, validity, and performance, without regard to the conflicts of law rules of such State that would refer a matter to the laws of another jurisdiction.

(j) Consent to Jurisdiction.

(i) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom. Each Party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 15(e) or in any other manner permitted by Applicable Law.

(k) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Rules of Construction. Each of the parties hereto acknowledge that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m) Entire Agreement. This Agreement (together with the Merger Agreement and any other documents and instruments referred to herein) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

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(n) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii) The article and section headings contained in this Agreement are for reference purposes only and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.

(iii) Words describing the singular number shall be deemed to include the plural and vice versa, and words denoting any gender shall be deemed to include all genders.

(o) Expenses. Except as expressly provided for herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(p) Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive reimbursement for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred in such action or suit.

(q) Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Notwithstanding anything herein to the contrary, no Parent Related Party shall have any Liability (whether at law, in equity, in contract, in tort or otherwise) to any of the Stockholders or any other Person for any obligations or Liabilities to any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

(r) Counterparts; Facsimile Transmission of Signatures. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

Endurance International Group Holdings, Inc.

By:

Name:

Title:

STOCKHOLDERS

[STOCKHOLDER 1]

By:

Title:

[STOCKHOLDER 2]

By:

Title:

[Signature Page to Voting Agreement]

EXHIBIT A

IRREVOCABLE PROXY

The undersigned Stockholder (the “Stockholder”) of Constant Contact, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Endurance International Group Holdings, Inc., a corporation organized under the laws of Delaware (“Parent”), acting through any of its authorized signatories, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date, provided that, the undersigned may grant subsequent proxies with respect to any matter other than those discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by Applicable Law, is coupled with an interest sufficient in law and is granted pursuant to that certain Voting Agreement of even date herewith by and between Parent and the undersigned Stockholder (the “Voting Agreement”), and is granted as a condition and inducement to the willingness of Parent, Paintbrush Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) to enter into that certain Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger and pursuant to which all outstanding shares of Company Common Stock will be converted into the right to receive the consideration set forth in the Merger Agreement.

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with the terms thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects, in any material respect, the consideration payable to the Stockholder without the written consent of the Stockholder.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of (A) the adoption of the Merger Agreement (as it may be modified or amended from time to time) and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated and (B) any adjournment, recess, delay or postponement recommended by the Company (and not publicly opposed by Parent) with respect to any stockholder meeting with respect to the Merger Agreement;

(ii) against approval of any proposal made in opposition to, made in competition with, or that would reasonably be expected to result in a breach of, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions in furtherance of the Merger and the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of the Company Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of the Company Subsidiaries, (C) any reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of the Company or any of the Company Subsidiaries, (D) any material change in the capitalization of the Company or any of the Company Subsidiaries, or the corporate structure of the Company or any of the Company Subsidiaries, (E) any Acquisition Proposal with respect to the Company, or (F) any other action that is intended, or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned Stockholder may vote the Shares in its sole discretion on all other matters. For the avoidance of doubt, clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy shall not apply to votes, if any, on the election or removal of directors as recommended by the Company Board.

Any obligation of the undersigned hereunder shall be binding upon the successors and permitted assigns of the undersigned.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

[Remainder of page left intentionally blank]

Dated: October 30, 2015	STOCKHOLDER

By:

Name:

[Signature Page to Irrevocable Proxy]

Schedule A

Common Shares Held by Stockholders

Stockholder	Company Common Stock		Company Stock Options	Company RSUs
Gail F. Goodman	566,081		863,130	207,205
Ellen M. Brezniak	12,219		243,311	65,580
Harpreet Grewal	12,226	[1]	37,146	112,914
Joel A. Hughes	2,550		32,637	69,122
Christopher M. Litster	2,365		162,213	80,993
Robert P. Nault	9,609		244,410	65,741
Robert D. Nicoson	14,635		143,120	63,532
Kenneth J. Surdan	9,941		103,120	78,994
Robert P. Badavas	20,788	[2]	89,000	4,357
Julie M. B. Bradley	0		0	4,192
John Campbell	5,954		7,000	4,357
Jay Herratti	4,288		35,000	4,357
William S. Kaiser	27,655	[3]	60,000	4,357
Daniel T. H. Nye	14,288	[4]	65,000	4,357
Lisa Weinstein	0		0	4,192

Total	702,599		2,085,087	781,250

[1]	These shares are held jointly with Mr. Grewal’s spouse.
[2]	14,288 shares are held directly by Mr. Badavas and 6,500 shares are held indirectly by Robert P. Badavas Trust of 2007.
[3]	25,686 shares are held directly by Mr. Kaiser and 1,969 shares are held indirectly by Kaiser Family Trust.
[4]	13,688 shares are held directly, with 5,088 of these held directly by Mr. Nye and 8,600 of these held jointly with Mr. Nye’s spouse. An additional 600 shares are held indirectly by Mr. Nye’s spouse.

Exhibit B

Form of Certificate of Incorporation of the Surviving Corporation

B-1

EXHIBIT B

AMENDED & RESTATED

CERTIFICATE OF INCORPORATION

OF

CONSTANT CONTACT, INC.

ARTICLE ONE

The name of the Corporation is Constant Contact, Inc.

ARTICLE TWO

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of the registered agent whose office address will be the same as the registered office is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE FOUR

The total number of shares of capital stock that the Corporation has authority to issue is 1,000 shares, which will be designated Common Stock, par value $0.01 per share.

ARTICLE FIVE

Unless, and except to the extent that, the by-laws of the Corporation (the “By-laws”) so require, the election of directors need not be by written ballot.

ARTICLE SIX

The board of directors of the Corporation (the “Board of Directors”) may from time to time adopt, amend or repeal the By-laws, subject to the power of the stockholders to adopt any By-laws or to amend or repeal any By-laws adopted, amended or repealed by the Board of Directors.

ARTICLE SEVEN

Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

ARTICLE EIGHT

The Corporation shall provide indemnification as follows:

1. Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereinafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity

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with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper.

3. Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article Eight, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article Eight, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

4. Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4 of this Article Eight. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in

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each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article Eight. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article Eight for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5. Advance of Expenses. Subject to the provisions of Section 6 of this Article Eight, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article Eight, any expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article; and provided further that no such advancement of expenses shall be made under this Article Eight if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6. Procedure for Indemnification and Advancement. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article Eight, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article Eight (and none of the circumstances described in Section 4 of this Article Eight that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article Eight, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested

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directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7. Remedies. The right to indemnification or advancement of expenses as granted by this Article shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article Eight that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. Indemnitee’s expenses (including attorneys’ fees) reasonably incurred in connection with successfully establishing Indemnitee’s right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification hereunder it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware.

8. Limitations. Notwithstanding anything to the contrary in this Article Eight, except as set forth in Section 7 of this Article Eight, the Corporation shall not indemnify an Indemnitee pursuant to this Article Eight in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article Eight, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification payments to the Corporation to the extent of such insurance reimbursement.

9. Subsequent Amendment. No amendment, termination or repeal of this Article Eight or of the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10. Other Rights. The indemnification and advancement of expenses provided by this Article Eight shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article Eight shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article Eight. In addition, the Corporation may, to the extent authorized from time to time by its Board

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of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article Eight.

11. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article Eight to indemnification by the Corporation for some or a portion of the expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement to which Indemnitee is entitled.

12. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

13. Savings Clause. If this Article Eight or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article Eight that shall not have been invalidated and to the fullest extent permitted by applicable law.

14. Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of the State of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE NINE

The directors shall have powers without the assent or vote of the stockholders to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

ARTICLE TEN

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided

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that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest, or for any other reason.

ARTICLE ELEVEN

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any By-laws from time to time made by the stockholders; provided, however, that no By-laws so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

ARTICLE TWELVE

Section 203 of the Delaware General Corporation Law, as amended from time to time, shall not apply to the Corporation.

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Exhibit C

Form of Indemnification Agreement

C-1

EXHIBIT C

CONSTANT CONTACT, INC.

INDEMNIFICATION AGREEMENT

This Agreement is made as of the day of the      day of         ,         , by and between Constant Contact, Inc., a Delaware corporation (the “Corporation), and                      (the “Indemnitee”), a director or officer of the Corporation.

WHEREAS, it is essential to the Corporation to retain and attract as directors and officers the most capable persons available, and

WHEREAS, the increase in corporate litigation subjects directors and officers to expensive litigation risks, and

WHEREAS, it is now and has always been the policy of the Corporation to indemnify its directors and officers, and

WHEREAS, the Corporation desires the Indemnitee to serve, or continue to serve, as a director or officer of the Corporation.

NOW THEREFORE, the Corporation and the Indemnitee do hereby agree as follows:

1. Definitions. As used in this Agreement:

(a) The term “Proceeding” shall include any threatened, pending or completed action, suit, arbitration, alternative dispute resolution proceeding, administrative hearing or other proceeding, whether brought by or in the right of the Corporation or otherwise and whether of a civil, criminal, administrative or investigative nature, and any appeal therefrom.

(b) The term “Corporate Status” shall mean the status of a person who is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, fiduciary, partner, trustee, member, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, limited liability company or other enterprise.

(c) The term “Expenses” shall include, without limitation, attorneys’ fees, retainers, court costs, transcript costs, fees and expenses of experts, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and other disbursements or expenses of the types customarily incurred in connection with investigations, judicial or administrative proceedings or appeals, but shall not include the amount of judgments, fines or penalties against Indemnitee or amounts paid in settlement in connection with such matters.

(d) The term “Change in Control” shall mean the occurrence of any one of the following:

(i) individuals who, on the date of this Agreement, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date of this Agreement whose election or nomination for election was approved by a vote of at least a majority of the Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Corporation as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(ii) any “person” (as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding securities eligible to vote for the election of the Board (the “Corporation Voting Securities”); provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Corporation or any subsidiary, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any subsidiary, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction, as defined in paragraph (iii), or (E) by any person of Voting Securities from the Corporation, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 50% or more of Corporation Voting Securities by such person;

(iii) the consummation of a merger, consolidation, statutory share exchange, reorganization or similar form of corporate transaction involving the Corporation or any of its subsidiaries that requires the approval of the Corporation’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Corporation Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Corporation Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Corporation Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least half of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

(iv) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation;

(v) the consummation of a sale of all or substantially all of the Corporation’s assets; or

(vi) the occurrence of any other event that the Board determines by a duly approved resolution constitutes a Change in Control.

(e) The term “Independent Counsel” shall mean a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither currently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee in any matter material to either such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or the Indemnitee in an action to determine the Indemnitee’s rights under this Agreement.

(f) References to “other enterprise” shall include employee benefit plans; references to “fines” shall include any excise tax assessed with respect to any employee benefit plan; references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Agreement.

2. Indemnity of Indemnitee. Subject to Sections 5, 6 and 8, the Corporation shall indemnify the Indemnitee in connection with any Proceeding as to which the Indemnitee is, was or is threatened to be made a party (or is otherwise involved) by reason of the Indemnitee’s Corporate Status, to the fullest extent permitted by law (as such may be amended from time to time). In furtherance of the foregoing and without limiting the generality thereof:

(a) Indemnification in Third-Party Proceedings. The Corporation shall indemnify the Indemnitee in accordance with the provisions of this Section 2(a) if the Indemnitee was or is a party to or threatened to be made a party to or otherwise involved in any Proceeding (other than a Proceeding by or in the right of the Corporation to procure a judgment in its favor or a Proceeding referred to in Section 5 below) by reason of the Indemnitee’s Corporate Status or by reason of any action alleged to have been taken or omitted in connection therewith, against all Expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by or on behalf of the Indemnitee in connection with such Proceeding, if the Indemnitee acted in good faith and in a manner which the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal Proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

(b) Indemnification in Proceedings by or in the Right of the Corporation. The Corporation shall indemnify the Indemnitee in accordance with the provisions of this Section 2(b) if the Indemnitee was or is a party to or threatened to be made a party to or otherwise involved in any Proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the Indemnitee’s Corporate Status or by reason of any action alleged to have been taken or omitted in connection therewith, against all Expenses and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the Indemnitee in connection with such Proceeding, if the Indemnitee acted in good faith and in a manner which the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that, if applicable law so requires, no indemnification shall be made under this Section 2(b) in respect of any claim, issue or matter as to which the Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such Expenses as the Court of Chancery or such other court shall deem proper.

3. Indemnification of Expenses of Successful Party. Notwithstanding any other provision of this Agreement, to the extent that the Indemnitee has been successful, on the merits or otherwise, in defense of any Proceeding or in defense of any claim, issue or matter therein (other than a Proceeding referred to in Section 5), the Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by or on behalf of the Indemnitee in connection therewith.

4. Indemnification for Expenses of a Witness. To the extent that the Indemnitee is, by reason of the Indemnitee’s Corporate Status, a witness in any Proceeding to which the Indemnitee is not a party, the Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by or on behalf of the Indemnitee in connection therewith.

5. Exceptions to Right of Indemnification. Notwithstanding anything to the contrary to this Agreement, except as set forth in Section 9,

(a) the Corporation shall not indemnify the Indemnitee under this Agreement in connection with a Proceeding (or part thereof) initiated by the Indemnitee unless (i) the initiation thereof was approved by the Board of Directors of the Corporation or (ii) the Proceeding was commenced following a Change in Control; and

(b) the Corporation shall not indemnify the Indemnitee to the extent the Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to the Indemnitee and the Indemnitee is subsequently reimbursed from the proceeds of insurance, the Indemnitee shall promptly refund such indemnification payments to the Corporation to the extent of such insurance reimbursement.

6. Notification and Defense of Claim.

(a) As a condition precedent to the Indemnitee’s right to be indemnified, the Indemnitee must notify the Corporation in writing as soon as practicable of any Proceeding for which indemnity will or could be sought. With respect to any Proceeding of which the Corporation is so notified, the

Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee. After notice from the Corporation to the Indemnitee of its election so to assume such defense, the Corporation shall not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with such Proceeding, other than as provided below in this Section 6. The Indemnitee shall have the right to employ his or her own counsel in connection with such Proceeding, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the Corporation, (ii) counsel to the Indemnitee shall have reasonably determined that there may be a conflict of interest or position on any significant issue between the Corporation and the Indemnitee in the conduct of the defense of such Proceeding or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such Proceeding, in each of which cases the fees and expenses of counsel for the Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Agreement, and provided that Indemnitee’s counsel shall cooperate reasonably with the Corporation’s counsel to minimize the cost of defending claims against the Corporation and the Indemnitee. The Corporation shall not be entitled, without the consent of the Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for the Indemnitee shall have reasonably made the determination provided for in clause (ii) above.

(b) The Corporation shall not be required to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without its written consent. The Corporation shall not settle any Proceeding in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Corporation nor the Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7. Advancement of Expenses. Subject to the provisions of Section 8, in the event that (a) the Corporation does not assume the defense pursuant to Section 6 of any Proceeding of which the Corporation receives notice under this Agreement or (b) the Corporation assumes such defense but Indemnitee is, pursuant to Section 6, entitled to have the fees and costs of Indemnitee’s own counsel paid for by the Corporation, any Expenses actually and reasonably incurred by or on behalf of the Indemnitee in defending such Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding; provided, however, that the payment of such Expenses incurred by or on behalf of the Indemnitee in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Agreement. Such undertaking shall be accepted without reference to the financial ability of the Indemnitee to make repayment. Any advances and undertakings to repay pursuant to this Section 7 shall be unsecured and interest-free.

8. Procedures.

(a) In order to obtain indemnification or advancement of Expenses pursuant to this Agreement, the Indemnitee shall submit to the Corporation a written request, including in such request such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification or advancement of Expenses. Any such indemnification or advancement of

Expenses shall be made promptly, and in any event within (i) in the case of advancement of Expenses under Section 7, 30 calendar days after receipt by the Corporation of the written request of the Indemnitee, or (ii) in the case of all other indemnification, 60 calendar days after receipt by the Corporation of the written request of the Indemnitee, subject to the provisions of Sections 8(b) and (c) below.

(b) With respect to requests for indemnification under Section 2, indemnification shall be made unless the Corporation determines that Indemnitee has not met the applicable standard of conduct set forth in Section 2. Any determination as to whether Indemnitee has met the applicable standard of conduct set forth in Section 2, and any determination that advanced Expenses must be subsequently repaid to the Corporation, shall be made, in the discretion of the Board of Directors of the Corporation, (1) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the Proceeding (“disinterested directors”), whether or not a quorum, (2) by a committee of disinterested directors designated by a majority vote of disinterested directors, whether or not a quorum, (3) if there are no disinterested directors, or if the disinterested directors so direct, by Independent Counsel in a written opinion to the Board, or (4) by the stockholders of the Corporation. Any such determination with respect to requests under Section 2 shall be made within the 60-day period referred to in clause (ii) of Section 8(a) (unless extended by mutual agreement by the Corporation and Indemnitee). For the purpose of the foregoing determination with respect to requests under Section 2 or repayment of advanced Expenses, the Indemnitee shall be entitled to a presumption that he or she has met the applicable standard of conduct set forth in Section 2.

(c) Notwithstanding anything to the contrary set forth in this Agreement, if a request for indemnification is made after a Change in Control, at the election of the Indemnitee made in writing to the Corporation, any determination required to be made pursuant to Section 8(b) above as to whether the Indemnitee has met the applicable standard of conduct or is required to repay advanced Expenses shall be made by Independent Counsel selected as provided in this Section 8(c). The Independent Counsel shall be selected by the Indemnitee, unless the Indemnitee shall request that such selection be made by the Board of Directors of the Corporation. The party making the determination shall give written notice to the other party advising it of the identity of the Independent Counsel so selected. The party receiving such notice may, within seven days after such written notice of selection shall have been given, deliver to the other party a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in Section 1, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made, the Independent Counsel so selected may not serve as Independent Counsel unless and until a court has determined that such objection is without merit. If, within 20 days after submission by the Indemnitee of a written request for indemnification, no Independent Counsel shall have been selected or if selected, shall have been objected to, in accordance with this paragraph either the Corporation or the Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Corporation or the Indemnitee to the other’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom an objection is favorably resolved or the person so appointed shall act as Independent Counsel. The Corporation shall pay the reasonable fees and expenses of Independent Counsel incurred in connection with its acting in such capacity. The

Corporation shall pay any and all reasonable and necessary fees and expenses incident to the procedures of this paragraph, regardless of the manner in which such Independent Counsel was selected or appointed.

(d) The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner that the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(e) The Indemnitee shall cooperate with the person, persons or entity making such determination with respect to the Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnitee and reasonably necessary to such determination. Any Expenses actually and reasonably incurred by the Indemnitee in so cooperating shall be borne by the Corporation (irrespective of the determination as to the Indemnitee’s entitlement to indemnification) and the Corporation hereby indemnifies the Indemnitee therefrom.

9. Remedies. The right to indemnification or advancement of Expenses as provided by this Agreement shall be enforceable by the Indemnitee in any court of competent jurisdiction if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within the applicable period referred to in Section 8. Unless otherwise required by law, the burden of proving that indemnification is not appropriate shall be on the Corporation. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because the Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. The Indemnitee’s Expenses actually and reasonably incurred in connection with successfully establishing the Indemnitee’s right to indemnification, in whole or in part, in any such Proceeding shall also be indemnified by the Corporation.

10. Partial Indemnification. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Corporation for some or a portion of the Expenses, judgments, fines, penalties or amounts paid in settlement actually and reasonably incurred by or on behalf of the Indemnitee in connection with any Proceeding but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify the Indemnitee for the portion of such Expenses, judgments, fines, penalties or amounts paid in settlement to which the Indemnitee is entitled.

11. Subrogation. In the event of any payment under this Agreement, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights.

12. Term of Agreement. This Agreement shall continue until and terminate upon the later of (a) six years after the date that the Indemnitee shall have ceased to serve as a director or officer of the Corporation or, at the request of the Corporation, as a director, officer, partner, trustee, member, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise or (b) the final termination of all Proceedings pending on the date set forth in clause (a) in respect of which the Indemnitee is granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by the Indemnitee pursuant to Section 9 of this Agreement relating thereto.

13. Indemnification Hereunder Not Exclusive. The indemnification and advancement of Expenses provided by this Agreement shall not be deemed exclusive of any other rights to which the Indemnitee may be entitled under the Certification of Incorporation, the By-Laws, any other agreement, any vote of stockholders or disinterested directors, the General Corporation Law of Delaware, any other law (common or statutory), or otherwise, both as to action in the Indemnitee’s official capacity and as to action in another capacity while holding office for the Corporation. Nothing contained in this Agreement shall be deemed to prohibit the Corporation from purchasing and maintaining insurance, at its expense, to protect itself or the Indemnitee against any expense, liability or loss incurred by it or the Indemnitee in any such capacity, or arising out of the Indemnitee’s status as such, whether or not the Indemnitee would be indemnified against such expense, liability or loss under this Agreement.

14. No Special Rights. Nothing herein shall confer upon the Indemnitee any right to continue to serve as an officer or director of the Corporation for any period of time or at any particular rate of compensation.

15. Savings Clause. If this Agreement or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify the Indemnitee as to Expenses, judgments, fines, penalties and amounts paid in settlement with respect to any Proceeding to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated and to the fullest extent permitted by applicable law.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute the original.

17. Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall inure to the benefit of the estate, heirs, executors, administrators and personal representatives of the Indemnitee.

18. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

19. Modification and Waiver. This Agreement may be amended from time to time to reflect changes in Delaware law or for other reasons. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof nor shall any such waiver constitute a continuing waiver.

20. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand or (ii) if mailed by certified or registered mail with postage prepaid, on the third day after the date on which it is so mailed:

(a) if to the Indemnitee, to:

(b) if to the Corporation, to:

or to such other address as may have been furnished to the Indemnitee by the Corporation or to the Corporation by the Indemnitee, as the case may be.

21. Applicable Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. The Indemnitee may elect to have the right to indemnification or reimbursement or advancement of Expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of Expenses is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of Expenses is sought; provided, however, that if no such notice is given, and if the General Corporation Law of Delaware is amended, or other Delaware law is enacted, to permit further indemnification of the directors and officers, then the Indemnitee shall be indemnified to the fullest extent permitted under the General Corporation Law, as so amended, or by such other Delaware law, as so enacted.

22. Enforcement. The Corporation expressly confirms and agrees that it has entered into this Agreement in order to induce the Indemnitee to continue to serve as an officer or director of the Corporation, and acknowledges that the Indemnitee is relying upon this Agreement in continuing in such capacity.

23. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled. For avoidance of doubt, the parties confirm that the foregoing does not apply to or limit the Indemnitee’s rights under Delaware law or the Corporation’s Certificate of Incorporation or By-Laws.

24. Consent to Suit. In the case of any dispute under or in connection with this Agreement, the Indemnitee may only bring suit against the Corporation in the Court of Chancery of the State of Delaware. The Indemnitee hereby consents to the exclusive jurisdiction and venue of the courts of the State of Delaware, and the Indemnitee hereby waives any claim the Indemnitee may have at any time as to forum non conveniens with respect to such venue. The Corporation shall have the right to institute any legal action arising out of or relating to this Agreement in any court of competent jurisdiction. Any judgment entered against either of the parties in any proceeding hereunder may be entered and enforced by any court of competent jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CONSTANT CONTACT, INC.

By:
Name:
Title:

INDEMNITEE: